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05051022

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Manually Signed

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

Commission File Number: 0-29554

ICOS VISION SYSTEMS CORPORATION N.V.
(Translation of registrant's name into English)

Researchpark Haasrode, Zone 1
Esperantolaan 8, 3001 Heverlee, Belgium
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ______ No __X__

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: April 13 2005

By: /s/ Anton DeProft

Name: Anton DeProft
Title: President



1356734 v1 - YOUNGKA - 019248/0001

Page No.

Exhibit 1

Annual Report 2004

ICOS

ICOS VISION SYSTEMS

Annual Report 2004

ICOS

ICOS VISION SYSTEMS

Table of contents

Financial highlights

€ (Euro)

In thousands of Euro, except share data

Years ended December 31,	2004	2003	2002	2001	2000
Operating Results Data					
- Net Revenues	89,326	44,757	30,550	26,463	106,261
- Gross Profit Margin	60.8%	56.7%	60.0%	34.3%	58.5%
- Research & Development Expenses	8,885	6,506	6,664	7,916	8,256
- Income (Loss) from Operations	27,479	5,868	(325)	(13,664)	33,989
- Operating Margin	30.8%	13.1%	(1.1%)	(51.6%)	32.0%
- Net Income (Loss)	20,466	5,327	(2,442)	(8,734)	22,470
- Net Profit Margin	22.9%	11.9%	(8.0%)	(33.0%)	21.1%
Balance Sheet Data					
- Cash and Cash Equivalents	42,179	29,530	25,880	20,652	22,400
- Long-term Debts	4,490	5,171	5,818	387	540
- Stockholders' Equity	72,908	54,052	49,893	51,646	59,609
- Total Assets	97,026	69,729	62,152	59,377	81,931
Cash Flow Data					
- Net cash from operating activities	21,245	5,067	1,347	2,127	11,727
- Net cash from investing activities	(7,719)	(326)	(1,983)	(3,622)	(2,340)
- Net cash from financing activities	(561)	(620)	5,925	(269)	(245)
- Depreciation and Amortization	1,356	764	830	1,193	1,256
Per Share Data					
- Weighted average number of shares	10,517,187	10,507,810	10,507,810	10,507,810	10,507,810
- Basic earnings per share	1.95	0.51	(0.23)	(0.83)	2.14
- Bookvalue per share	6.93	5.14	4.75	4.92	5.67
- Dividend	-	-	-	-	-
Ratios					
- R.O.E.	28.1%	9.9%	(4.9%)	(16.9%)	37.7%
- Equity / total assets	75.1%	77.5%	80.3%	87.0%	72.8%

Graphics (in thousands of Euro)


Revenues in Euro
120,000
100,000
80,000
60,000
40,000
20,000
0
2000
2001
2002
2003
2004


Net income (loss) in Euro
25,000
20,000
15,000
10,000
5,000
0
-5,000
-10,000
2000
2001
2002
2003
2004


Cash from operating activities in Euro
30,000
25,000
20,000
15,000
10,000
5,000
0
2000
2001
2002
2003
2004


Stockholders' Equity in Euro
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2000
2001
2002
2003
2004

Financial highlights

$ (U.S. dollars)*

(unaudited - for information purposes only)

In thousands of U.S. dollars, except share data

Years ended December 31,	2004	2003	2002	2001	2000
Operating Results Data					
- Net Revenues	110,500	50,947	29,129	23,896	97,574
- Gross Profit Margin	60.8%	56.7%	60.0%	34.8%	58.4%
- Research & Development Expenses	11,056	7,366	6,311	7,089	7,564
- Income (Loss) from Operations	33,836	6,784	(189)	(12,029)	31,108
- Operating Margin	30.6%	13.3%	(0.6%)	(50.3%)	31.9%
- Net Income (Loss)	25,278	6,197	(2,259)	(7,671)	20,610
- Net Profit Margin	22.9%	12.2%	(7.8%)	(32.1%)	21.1%
Balance Sheet Data					
- Cash and Cash Equivalents	57,453	37,297	27,139	18,411	20,844
- Long-term Debts	6,116	6,532	6,101	345	502
- Stockholders' Equity	99,308	68,268	52,320	46,042	55,470
- Total Assets	132,159	88,068	65,176	52,934	76,242
Cash Flow Data					
- Net cash from operating activities	26,125	5,646	1,194	1,834	10,744
- Net cash from investing activities	(9,395)	(361)	(1,874)	(3,244)	(2,101)
- Net cash from financing activities	(704)	(703)	5,144	(242)	(218)
- Depreciation and Amortization	1,701	864	787	1,068	1,150
Per Share Data					
- Weighted average number of shares	10,517,187	10,507,810	10,507,810	10,507,810	10,507,810
- Basic earnings per share	2.40	0.59	(0.21)	(0.73)	1.96
- Bookvalue per share	9.44	6.50	4.98	4.38	5.28
- Dividend	-	-	-	-	-
Ratios					
- R.O.E.	25.5%	9.1%	(4.3%)	(16.7%)	37.2%
- Equity / total assets	75.1%	77.5%	80.3%	87.0%	72.8%

* the assets and liabilities are translated from Euro to U.S. dollars at exchange rates in effect at the end of the period, and revenues and expenses are translated at the average exchange rates during the period on a quarterly basis.

Graphics (in thousands of U.S. dollars)


Revenues in U.S. dollars
120,000
100,000
80,000
60,000
40,000
20,000
0
2000
2001
2002
2003
2004


Net income (loss) in U.S. dollars
30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
-10,000
2000
2001
2002
2003
2004


Cash from operating activities in U.S. dollars
30,000
25,000
20,000
15,000
10,000
5,000
0
2000
2001
2002
2003
2004


Stockholders' Equity in U.S. dollars
120,000
100,000
80,000
60,000
40,000
20,000
0
2000
2001
2002
2003
2004

Share Price Information

in Euro on Euronext



Price
Volume
30
25
20
15
10
5
0
250,000
200,000
150,000
100,000
50,000
0
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04

in U.S. dollars on Nasdaq



Price
Volume
40
35
30
25
20
15
10
5
0
250,000
200,000
150,000
100,000
50,000
0
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04

To our shareholders

2004 was a year in which ICOS reaped the benefits of its flexible operating model and enlarged product offering while sowing the seeds for future success through continued investment in product development and expansion of its addressable market opportunities.

Overall, we completed an excellent year marked by financial and operational achievements, including:

- Annual revenue, expressed in U.S. dollars, reached $110.5 million, the highest level ever recorded by the company and exceeding the 2000 peak by 13%. On a Euro basis, revenue climbed to 89.3 million Euro;
- Annual revenue growth (in U.S. dollars) of 117% compared to the market for packaging and assembly equipment, which according to Gartner Dataquest grew approximately 47%;
- Gross profit margin reached 60.8% and operating margin grew to 30.8%;
- Operations generated 21.2 million Euro in cash;
- Stockholders' equity increased 35% to a total of 72.9 million Euro.

Consistent with our long-term policy, we proposed to our Annual General Meeting of Shareholders not to pay dividends.

In 2004, the semiconductor industry experienced a peak year, marked by strong growth in the first half of the year, followed by an equally strong decline in the second half. However, the 2004 peak was clearly shorter and lower than the 2000 peak: orders for North American back-end equipment manufacturers peaked at about $300 million per month, compared to $400 million in 2000. That is because, in contrast to the 2000 peak, industry participants in 2004 responded differently to contracting demand and rising IC inventories. This time, production capacity was cut back immediately, leading to a strong decline in the demand for our equipment, but preventing the tremendous overcapacity problems that, in 2001, lead to arguably the worst recession ever in our industry. Instead, inventory levels were cut back quickly, enabling the industry to rebound more quickly than in past cycles and enabling ICOS to benefit earlier from a resumption in end-user demand.

ICOS prides itself on its operational model and in 2004 we had plenty of opportunity to test its capabilities. During the first half of the year, revenues grew 30 to 40% quarterly, peaking in the second quarter at almost triple the prior-year level. Throughout this period, we persisted in delivering volume products in less than four weeks without compromising our high standards for product quality and support. Our acquisition of a manufacturing facility in Shenzhen, China, to coordinate and control the growing network of subcontractors in China, contributed greatly to this achievement.

During the second half of the year, revenues declined sharply and, in response, we shifted our focus to working capital management and product line expansion, with similar success. We ramped up production volume for our FTI product to inspect flex tapes for flat panel displays, for our G10 product for inspecting tube based IC's and for our solar cell inspection systems. Together, these products produced approximately 25% of our revenues during the second half of the year, whereas a year earlier, they contributed very little to revenues. Despite this product line expansion and following a nine month ramp-up in production volumes for our more traditional products, we managed to keep our inventory levels constant during the second half of the year.

As part of our relentless focus on strengthening our competitive position, we made several key investments in 2004. We completed the integration of the Shenzhen, China plant into our worldwide manufacturing organization and established a sales and support office in Korea to better serve our customers there. To further expand our addressable market, we acquired the 2D wafer inspection activity from Siemens AG and, within six months, had installed the first systems and recorded revenue from this product line. We also completed the cleanroom facility for production of wafer inspection systems in Belgium and began gearing up for the launch of worldwide sales activities, both important milestones along the path towards ramping up this product line in 2005. Finally, we implemented the improved ISO 2000 Quality System and fine-tuned our internal processes.

As we enter 2005 we are confronted with a number of external uncertainties that will impact our performance, including a semiconductor capital market downturn and margin pressure caused by ongoing appreciation of the Euro versus the U.S. dollar and the Yen. Nevertheless, we are still generating healthy margins and profit levels despite depressed market conditions. More importantly, we see abundant opportunities for ICOS' inspection products, as the semiconductor market is transitioning from a computer-driven toward a consumer-driven market. Indeed, we believe that products like cars, phones and consumer electronics will not only drive the need for higher IC unit levels, but also impose higher quality standards and increase packaging complexity. Each of these trends call for more inspection and we believe that ICOS is in a strong position to benefit from these developments.

Our growth strategy has three components: sustain our market leadership, increase our penetration in recently entered inspection markets and introduce new products to both fortify our competitive position and expand our addressable market. We are committed to providing state-of-the-art inspection products that our customers need to stay ahead. In fact, as the market leader in the field of IC package inspection we see it as our mission to enable our industry to provide consumers with the products that meet their quality standards and price points and in doing so, we believe we can help enable our industry to continue its growth path.

To conclude, 2004 was a very successful year and we want to sincerely thank our dedicated and talented people for their contributions to ICOS' success. We also want to thank our shareholders for supporting our ideas and vision of the future.

Anton DeProft
President and CEO



Jos Verjans
Chairman of the Board



Milestones 2004

In U.S. dollar terms, ICOS realizes an annual revenue growth of 117% with respect to 2003, in contrast with a market growth for semiconductor capital equipment of 47% and sets an all time sales record of $110.5 million, an improvement of 13% over the previous record of $97.6 million in 2000.

ICOS stockholders' equity increased with 35% to 72.9 million Euro.

On April 20, 2004, ICOS opens a new sales and support subsidiary in Korea.

ICOS tops the semiconductor capital equipment industry in terms of gross profit margin (61%) and operating margin (31%).

ICOS realizes quarter over quarter sequential growth of 30 to 40% during the first half of the year. By expanding our manufacturing capabilities at equal speed, we keep the delivery time for our volume products under four weeks.

ICOS generates the first volume sales for its Flex Tape inspection products, that generate approximately 15% of the yearly sales, up from virtually zero the year before.



In June 2004, ICOS acquires the 2D wafer inspection business from Siemens and recognizes the first revenues of this new product line in the fourth quarter of the year. ICOS finishes its Belgian cleanroom facility for manufacturing and prepares for ramping up the wafer inspection product line in 2005.



In March 2004, ICOS finalizes its acquisition of JoinTech Precision Equipment (Shenzhen) Co. Ltd. located in China and integrates the plant in its world-wide manufacturing organization. The China plant coordinates and controls the growing network of subcontractors in China.

ICOS receives in January 2004 the "Cash and Morningstar Awards 2003" in the category "Best Investor Relations - outside Bel 20" and becomes fourth in the VFB-Award for the best financial information of the Belgian Small & Midd. Caps. (edition 2004).



On October 20, 2004, ICOS receives King Albert of Belgium for a visit to its headquarters.

Our mission

Be the world-wide market leader for inspection equipment for IC packages, semiconductor packaging processes and semiconductor packaging materials.

Be a reliable long-term partner for our customers.

|Chapter 1

Information on the Company's Activities

1 Introduction

ICOS designs and manufactures inspection equipment for the semiconductor packaging industry. We are a world-leading supplier of equipment for the final visual control of chips before they are used in various applications, such as PC's, cars or portable phones. Our systems perform two- and three-dimensional (2D and 3D) metrology and inspection as part of the final visual quality control step in the manufacturing of chips, wafers, flexible tapes for flat panel displays, sockets, substrates and solar cells. Aside from our complete systems, we also offer inspection modules for integration in other equipment.

Therefore, we believe that we offer the most comprehensive line of inspection products in our target markets.

We are based in Heverlee, Belgium and have R&D centers in Belgium, Germany and Hong Kong, and sales and support offices in Japan, the USA, Singapore, Hong Kong and Korea and a production facility in China.

2 History

ICOS was founded in 1982 as a spin-off from the K.U. Leuven Image Processing Laboratory, under the leadership of Professor Dr. Ir. Oosterlinck, who is rector-president of the University of Leuven, and who is still an active member of the Board of Directors of ICOS.

After performing various inspection tasks in various industries, ICOS decided in 1985 to concentrate entirely on the back-end semiconductor and electronic assembly industries. We landed some of our first OEM contracts which are still in place today and started a period of rapid growth, resulting in ICOS becoming a world-wide leader for inspection systems for IC packages and packaging processes and materials.

Since 1982, ICOS has introduced several important innovations to the market, like a true greyscale vision system for IC placement and several of the world's first inspection systems for integration in various types of back-end semiconductor equipment. By the early nineties, ICOS had become a leading choice of OEM's for inspection systems in the semiconductor back-end arena.

ICOS then adopted a strategy of vertical integration and started to build more complete inspection systems. We expanded our product line, starting from our original board-level inspection modules to system-level modules (including cameras and illumination systems) and finally into stand-alone inspection systems, of which it introduced its first version in 1992.

In the process of specializing in semiconductor package inspection, ICOS embarked on a geographical expansion. In 1986, we established a subsidiary in the USA, followed by a subsidiary in Japan in 1991, two years after recording our first sales in this important market. Following these early successes, we entered other markets in Asia, opening a branch office in Hong Kong in 1995 and in Singapore in 1996. The operations of both branches were transferred to newly incorporated subsidiaries in 2003.

In 1997, we listed our stock on the Nasdaq Stock Market in an initial public offering, adding a dual listing on the European technology stock market, Nasdaq Europe, in 1998. In 2003, we exchanged our Nasdaq Europe listing for a listing on Euronext Brussels, so that we currently have a dual listing on NASDAQ (USA) and Euronext Brussels.

We have continued to expand our technology platform and broadened our line of inspection machines. In 1998, we acquired Qtec, a German leader in IC inspection equipment for very specific stages in the IC production process. Today ICOS GmbH, the former Qtec, serves as a R&D department for the company. During 2002, we acquired the gravity handling technology and product rights from IC Equipment Pte. Ltd. in Singapore and we opened our R&D center in Hong Kong, concentrating on mechanical design.

This year, we acquired our production plant in Shenzhen, China, right across the border from and closely working together with our R&D center in Hong Kong. We also established a subsidiary in Korea.

3 The Back-end semiconductor equipment market

3.1 General characteristics of the market

Semiconductors form the basic building blocks used to create a variety of electronic products. For over 30 years, semiconductor performance improvements have led to more powerful, smaller and more reliable devices. As a result, the end-user markets for semiconductor components have expanded to comprise computers, telecommunications, automotive, industrial automation and control systems as well as an increasing range of consumer goods.

The semiconductor industry is capital intensive and semiconductor manufacturers invest in capital equipment for two reasons: to expand production capacity and to respond to technological changes.

The capacity expansion in the electronic and semiconductor industries is characterized by its cyclical nature. As new products are introduced and during the early adopter phase, volumes are low, but prices and margins are high, attracting additional investments in manufacturing capacity expansions. As the production volumes increase and the market prices start to decline, the products gain broad market acceptance and the market reaches maturity. Then, as more capacity comes on line, the prices further erode and margins decline and, as a consequence of the increasing production volumes, the market starts to saturate. The demand declines and leads to overcapacity, sparking producers to decline production capacities and marking the end of the capacity expansion cycle.

This cyclicality becomes stronger with every step down the ladder of the electronics food chain, illustrated in the picture below. As a consequence, the semiconductor market is more cyclical than the electronics market and the semiconductor equipment market is even more cyclical, making it "the tail end of the whip".



Forecast
2003
2006
Electronic End Equipment
1,075B → 1,365B
Semiconductors
166B → 221B
Semiconductor Equipment
22B → 43B
Materials
23B → 29B

Source: SEMI, SIA June 2004, Henderson Ventures June 2004

In addition to investing in capital equipment to expand manufacturing capacity during a period of growing demand, semiconductor manufacturers also invest in capital equipment in response to technological changes.

In the back-end semiconductor equipment market, technological changes mainly arise from the introduction of new IC packages. The variety and complexity of semiconductor packages are increasing rapidly. As described below, the variety of the packages is rapidly increasing, as is their complexity. The driving forces behind these developments are the myriad of new applications requiring new packaging styles, from flat panel displays to MEM's and solar cells, as well as the constant need for smaller IC's with increased functionality, higher speed and lower cost.

The semiconductor industry has experienced substantial growth over the long term despite cyclical changes in production capacity and in the level of semiconductor sales. Between 1972 and 2000, the semiconductor industry grew at a compounded annual rate of 15%, and the equipment market grew at a slightly higher rate of 17%. The technological drivers behind this historical growth remain in force today. Moore's law will still lead to the further shrinking of the semiconductor devices and to a lower cost per function, driving demand for new applications. As an example of this evolution, the price of one Mbit of memory was equivalent to the price of a house in 1973. By 1977 it was the equivalent of a car and ten years later it was of a similar value of a sweater. By 1995 it was worth the stamp on a letter and by now it is only worth the value of the envelope.

3.2 Back-end semiconductor industry trends

1. Semiconductor market transition from computer driven to consumer driven market

The semiconductor market is currently going through a fundamental transition. Since the inception of the semiconductor market, it has been driven by computers, first mainframe computers and then, since the early eighties, personal computers. As semiconductor chips have become more powerful and cheaper, they have found their way into many other applications, many of which are consumer oriented. According to Gartner, in 2004 almost 50% of semiconductor revenues came from the combination of consumer products, automotive products and telecommunications (mainly portable phones), as opposed to only 41% from computers. In addition, consumer oriented products are growing faster than computers and will become even more important going forward.

This transition has far reaching consequences and in fact is the basis for the other trends described below. Consumer products have requirements which are often different from computers in terms of functionality, quality and price and we believe that, as the semiconductor market continues to grow, consumer products will increasingly determine the direction of the market.

One important consequence is that, as the semiconductor market matures and becomes increasingly more dependent on consumer applications, the number of chips continues to grow, but the average selling price (ASP) also continues to decline at a rapid pace. This is a fundamental.

1999-2005 Quarterly IC ASP and Unit Volumes



Billions of Units
IC ASP
30
25
20
15
10
4
3,5
3
2,5
2
1,5
1
IC Units
IC ASP
3Q00
4Q01
2Q03
4Q04

Source: WSTS, IC Insights

1Q05 & 4Q05 figures are forecasts

2. Increasing quality requirements

While this may be somewhat counter-intuitive, consumer applications are more difficult for semiconductors and demand higher quality specifications than computer. In fact, a computer is a well protected environment for a chip. When such a chip is put into a car, it is suddenly exposed to thermal cycles (from may be freezing at night to a temperature of 70°C or 80°C when the engine is running), vibrations, chemicals such as salt and oil, humidity, etc. In addition, a PC life cycle is approximately 4 years, whereas a car needs to run for 10 years and spare parts have to be available for 20 years. Or, as another example, when we drop our phone, we really expect to pick it up and make our next phone call.

Such higher quality requirements demand more increased inspection levels, including more items inspected with finer detail. We currently have several R&D programs to address these additional inspection needs and even work together directly with the automotive industry to define the specifications.


Reliability requirement
Environment severity

3. Increasing packaging contents

Several factors are driving the need for higher packaging content: new applications, cost reductions and technical requirements.

New applications: as semiconductors grow more powerful and become lower cost, they constantly enter new applications, some of which require specific applications. A typical example is flat panels that require chips with flexible contacts, mounted on flexible tape. But several other types of devices require dedicated packages, including LED's, RF devices, sensors and MEM's.







Cost reductions: while unit numbers increase, the cost per IC continues to decline. To realize this cost down, the semiconductor industry needs to constantly scale up towards larger volumes of standard silicon, hence the drive towards 300mm wafers and always smaller line widths. However, as the applications grow, so does the need for more dedicated IC's. This paradoxical need, for higher volumes of standard silicon and more specific IC's, is solved by combining several different silicon chips from different wafers into one IC package. As an example, some general purpose logic, general memory and some standard mixed signal "antenna" may be mixed in one package to form a dedicated chip for a phone or another device. Different terms are used for this method, like System In a Package (SIP) and Multiple Chip Module (MCM). As illustrated in the pictures aside, this leads to more complex IC packages, requiring more packaging processes and materials, which in turn require more inspection.

Technical requirements: the best illustrated case of a technology drive towards new packages is the wire bonding technique, which cannot be used above a certain frequency threshold and needs to be replaced by other techniques, such as flip chip bonding. But also size, weight or reliability requirements are all driving the development of new styles of future packages.

4. Increased outsourcing

Since several years, the front-end wafer processing that was traditionally performed by Integrated Device Manufacturers (IDM), is shifting to the so-called foundries. These foundries only process wafers, but do not design or market any components. A similar process shift is seen in the back-end, where the term subcontractors is used instead of foundry. Over time, manufacturing volumes are shifting from IDMs to subcontractors. This shift is adding to the limited visibility in the back-end as subcontractors typically have a limited order back-log and tend to place orders with equipment manufacturers only after building up sufficient order flow to justify expanding capacity. The shift of manufacturing to subcontractors also creates a trend for more standard and flexible equipment, away from dedicated and integrated equipment, as subcontractors manufacture a wide range of devices, and flexibility is one of their key virtues.

5. Consolidation

Unlike the front-end, there is very limited uniformity in the processes in the back-end. To start with, the types of processes are quite different, ranging from bending or plating metal leads to complex electrical testing or optical inspection. In addition, different component types require different handling, and often different equipment is used for different packages even though the function of the machines may be identical. As a result of this variability, the back-end semiconductor equipment market is highly fragmented with most vendors specializing in specific areas, such as wire bonding, test handling or final inspection.

One element constraining consolidation is the incompatibility between some back-end production processes. Often these processes are performed in different locations and vary greatly in throughput rates and cleanliness levels. For example, at the end of the assembly process, right before the test and final inspection and thus right in the middle of the total back-end process flow, we find the molding and plating processes, which are slow and produce some debris and spills. Integration of the early assembly processes (dicing, die bonding and wire bonding) with the test and final inspection is therefore impractical.

We therefore believe that consolidation will occur first among early assembly companies and among the final inspection companies. In the final inspection area, we have already seen a good amount of consolidation as several companies have stopped or sold their activities in this area. ICOS has been active over the last three years in consolidating and strengthening its position in this market with the opening of a R&D center in Hong Kong, the acquisition of handling technology from IC Equipment Pte Ltd, the acquisition of a manufacturing plant in China from Jointech Precision Equipment (Shenzhen) Co.Ltd and the acquisition of the wafer handling technology from Siemens AG. All these acquisitions are part of our strategy and our goal to become the world leader for inspection of semiconductor packages and packaging materials.

4 | Semiconductor Processing

4.1 Front-end and Back-end processing



The semiconductor manufacturing process involves front-end wafer fabrication and back-end processing (assembly, test and final inspection). In front-end processing, several layers of semi-conductive material are deposited and etched into patterns on the surface of a silicon wafer to form complex integrated circuits. The end result is a wafer with a number of electrically functional parts or chips. This process is done in high grade cleanrooms with expensive equipment. Wafer processing requires a high level of capital investment and expanding wafer processing capacity takes on average a period of 18 to 24 months.



The finished wafers are then typically shipped to another location for the back-end processing. The wafer is diced into separate chips known as dies, which are then put into a semiconductor package.



Such a package can contain one or more semiconductor dies and serves two main purposes: protecting the internal semiconductor dies and connecting them to the outside world.



These connections can have several shapes, such as leads, balls or areas. Back-end processing is also called semiconductor packaging or final assembly and test. Most of our inspection systems are used to inspect finished semiconductor packages and our inspection modules are integrated at various stages of the packaging and test process.

4.2 Back-end processing

During the back-end process, the chips are taken from the wafers, attached to lead-frames or other substrates which hold the connections (leads or balls) and put in a protective housing. This process is often called assembly. After assembly, the chip is electrically tested and then optically inspected and put in the shipping medium.


Assembly
Electrical Test
Finishing

4.3 Assembly

Leadframe based assembly

The most widely used assembly process uses leadframes as a connector for the chip. The assembly process starts with the dicing of the patterned wafers: wafers are cut into individual chips using a wafer saw. Next, the dies are individually picked up by a die bonder that puts the dies onto the leadframe. Our board-level OEM products are used on die bonders to align and inspect the die during the bonding process. In the next step, wire bonders connect the electrical paths on the die with the contact pads of the leadframe.



Dicing
Die Bonding
Wire Bonding

After the wire bonding, the chips are encapsulated with a protective packaging using an injection molding process. Following the molding, the leads are tinned in a slow plating process, and generally marks are put on the chip in this phase. Then the leads are cut from the leadframe, bent into proper shape and finally the whole device is cut out (singulated) from the leadframe. The combination of cutting and bending the leads is called the trim & form process.



Molding
Plating
Marking
Trim & Form

The assembly process described above consists of two phases: dicing, die bonding and wire bonding on the one hand, and molding, plating, marking and trim & form on the other hand. Because of the different throughput speeds between the two phases and the debris produced during the molding and the plating processes, it is impractical to integrate all the assembly processes into one single line.

Substrate based assembly

As an alternative to the process described above, the dies can be put on substrates instead of leadframes. A substrate is somewhat similar to a mini printed circuit board to which one or more dies are directly attached. The assembly process starts in a similar fashion to leadframe based assembly with dicing and die bonding, to form individual dies. Then, one or more dies are connected to the substrate, either via wire bonding or via Flip Chip bonding (see further) and the package is molded and marked on the top side. The contacts of these packages are formed with balls that are mounted on the bottom side of the substrate. As no leadframe is used, the plating and trim and form processes are not present and replaced with a ball placement process, followed by a singulation process in which the substrate is sawn in individual devices.


Dicing
Die Bonding
Wire Bonding
Molding
Marking
TopLine
Ball Placement
Singulation

4.4 Test and final inspection

After the assembly process, the devices are functionally complete. However, they still need to be electrically tested, optically inspected and placed in a medium for shipping.


Electrical Test
Final Inspection: optical inspection and taping

Test and final inspection is an important market for ICOS. Several of our stand-alone inspection systems such as the CI-9450 and the CI-G10 are final inspection systems, and many of our inspection modules are sold for use in testing and final inspection processes.

In testing and final inspection, the transport medium can be quite different and therefore also the test and final inspection equipment varies with the type of IC being processed. As an example, our CI-9450 is a final inspection system for tray-based components and our ICOS CI-G10 is a final inspection system for tube-based components.

Component Family	Component Type	Input Medium	ICOS Inspection System
TRAY-BASED COMPONENTS	QFP BGA SBCSP LFCSP TSOP 	TRAY 	
TUBE-BASED COMPONENTS	SO LFCSP 	TUBE 	

After inspection, the IC is transferred into its final transport medium. In some cases, this is the same as the internal transport medium, i.e. a tray or tube. However, tape is becoming the preferred shipping medium for all components, both large and small. In the latter medium, components are put in a plastic embossed tape with preformed cavities that hold one part safely for transportation. The embossed tape is then closed with a sealing tape and rolled onto a big wheel or reel. This reel is then shipped to the customer. The process of transferring the devices into this embossed tape is called taping. The final inspection and taping are generally combined on the same system. Many of our ICOS CI-systems are therefore performing the inspection including the taping function.



In packaging certain devices, other processes like laser marking or electrical test may be integrated with the final inspection equipment. We supply inspection modules to the manufacturers of this integrated equipment.

Integrated equipment: **Electrical test - Laser marking - Optical inspection**

4.5 Specialty packaging and inspection applications

As described in the trends in our industry, the number of packaging types and processes is rapidly increasing. The leadframe and substrate based processes described above are the most common ones, but an increasing number of specialty packages and processes are used today, often requiring dedicated inspection systems. Below are some of the most important processes and packages for which we provide inspection solutions.

Flex tape inspection

For a number of applications, most notably for display drivers, the chip is mounted on a flexible tape, containing the copper contact lines. This process is called Tape Automated Bonding (TAB) or Chip On Film (COF) and results in packages with flexible contacts. The resulting package is called Tape Carrier Package (TCP) and is mainly used for flat panel displays, like LCD (Liquid Crystal Display) and plasma screens. To drive such screens, several display driver chips need to be mounted around the perimeter of the display. As these chips have flexible contacts, the contacts are connected to the front of the display and the body of the chip is then folded and attached to the back of the display, to gain space.



The market for flex tape is rapidly growing, mainly driven by flat panel displays. ICOS is a leading supplier of inspection equipment for those tapes, as many suppliers are converting from manual inspection to automatic inspection.

Flip Chip

For certain applications, ball contacts or bumps are mounted directly on the silicon die, which is then flipped and the bumps are directly attached to the substrate. In this process, the bumps are mounted onto the wafer, before it is cut into the individual die. The wafer is then inspected to make sure that all the bumps were placed correctly and finally cut into the individual die.


Wafer Bumping
Bumped Wafer Inspection
Wafer Sawing

The Flip Chip process can be used as a "packaging" technique in which the dies are directly mounted onto the target application. This is called Flip Chip On Board (FCOB) or Direct Chip Attach (DCA) and is typically used for high volume applications, with relatively few contacts. Alternatively, the Flip Chip technique is used instead of wire bonding to form the interconnects inside the package. This case is called Flip Chip In Package (FCIP) and is used mainly for high end applications with a high number of contacts and high frequency, like microprocessors.

Wafer level packaging

With wafer level packaging, nearly all of the assembly and test processes are performed while the chips are still on the wafer, thus minimizing the handling of an individual device. It is similar to the Flip Chip process described above, except that a protective coating and a redistribution of the contact layout is added to the dies while still in wafer format. When the wafer is cut, "packaged" devices are obtained which can be directly used in any application in contrast to bare dies which still need to be encapsulated.


Wafer Coating
Wafer Bumping
Bumped Wafer Inspection
Electrical Test
Wafer Sawing
Finishing: Optical Inspection and Taping

Solar cells

In the search for alternative energy generation, solar energy and photovoltaic cells play an important role. While still a small contributor to global energy production, solar energy production is growing very fast and according to some studies, will become the most important energy source by 2050. As the photovoltaic cell production is ramping up, automated inspection is integrated in the line to increase yields and drive down the costs.

LED's, RF devices, MEM's, sensors

Several other types of devices are growing quickly and need dedicated packaging and inspection. As these devices become ubiquitous, their production volumes are increasing rapidly and many inspection processes are automated.

5 | Technology

For over twenty years, ICOS has provided leading technology in its field. When we introduced our tray-based component inspector to the market in 1993, we were the last entry in the market and had to compete with companies several times our size and with large market shares. Nevertheless, we have gradually gained market share in this market since and reached approximately 25% in 2000 and 65% in 2004.

This success can be explained by ICOS' unique technology, which is based on expertise of four different core competencies: image acquisition (illumination, optics and cameras), DSP processing hardware, vision software and mechanical engineering. In each of these fields, ICOS has developed or acquired unique technology, often protected with patents. The saying, that a chain is as strong as its weakest link, is very true for the type of inspection equipment that ICOS makes. In several of these fields, we believe that we are making a difference: for high end applications, we design our own cameras, optimized for high accurate metrology and inspection, with resolutions up to 14 Megapixels. In software algorithm development we believe to have state-of-the-art algorithms for subpixel interpolation techniques, forming the basis of our superior alignment and inspection algorithms. In fact, the largest group of our researchers is working in the development and optimization of vision algorithms, optimized for running on our own developed DSP based vision boards. Finally, we have a key design team for high speed mechanical handling, sorting and taping of semiconductor devices. In this team, we use our vision technology to optimize the cost of ownership and the reliability of our systems, by such features as vision guided handling or vision guided taping.

Evolution of normalized cumulative sales of ICOS versus North American based back-end equipment suppliers



70
60
50
40
30
20
10
0
1996
1997
1998
1999
2000
2001
2002
2003
2004
ICOS
Industry

Source: SEMI, ICOS Vision Systems.

We believe that this combination of advanced technologies and the perfect balance of these technologies in the specific design of our systems, form the basis for the market success of our products and have led to substantial market share gains, as illustrated in the figure above, which compares the normalized cumulative billings for the North American based back-end equipment suppliers as published by SEMI, compared to the ICOS normalized cumulative billings evolution.

6 ICOS' product offering

6.1 Overview and product strategy

ICOS offers a family of inspection systems for the final inspection of IC's and for several other inspection tasks in the semiconductor back-end area. Between 70 and 80% of our products are inspection systems for stand-alone use, but we also provide several inspection modules for integration into back-end semiconductor and electronic assembly equipment.

Our product lines are vertically integrated. Our stand-alone inspection systems contain our inspection subsystems, which we also sell separately for integration into other types of production equipment. These inspection subsystems in turn contain our core inspection engine, a high performance image processor board with our proprietary image processing algorithms. For certain high volume applications, we also sell this vision engine separately. We report our inspection subsystems and vision engines as inspection modules.

ICOS initially started as a manufacturer of vision engines and has currently more than 16,000 of these engines installed in the field for some form of IC inspection. We believe that this is the largest installed base in the industry for this application. Between 1993 and 2000, ICOS started to offer more complete products and our growth was mainly driven by the vertical integration of our products, from vision engines to inspection subsystems and finally to complete inspection systems. By offering more complete products, we increased the added value to our customers and we also gained direct access to the key IC manufacturers and their subcontractors.

Since 2002, ICOS is increasing its offering of inspection systems and its growth is now mostly driven by offering additional products to expand its total available market.

6.2 Inspection Systems

ICOS offers a series of stand-alone inspection systems for various applications in the semiconductor packaging field. As our systems perform the visual inspection of the packages, they are indifferent of the electrical functionality of the component and are therefore used for components with all types of functions, from general purpose logic to all memory types and all mixed signal devices.

List prices for the inspection machines range from €120,000 to €800,000.



CI (Component Inspector), tray-based: these systems perform the final inspection of various semiconductor devices, that within the factory are handled in tray. Most importantly, these components include IC's, like microprocessors, memories and other high pin count devices, but also sockets or substrates are handled in tray and inspected with our CI systems. These systems perform typically a combination of 3D coplanarity inspection to ensure proper seating of the component when it will be soldered to the board, and 2D surface inspection to check the body integrity, the identification mark and the orientation. After inspection, the system sorts the components and often also tapes them. The taping process transfers the parts from the trays to the pockets in an embossed tape, which is then sealed and rolled on a reel. Most components are shipped in this tape and reel format to the end-user, which will mount the components in an electronic system to be used in cars, PC's, phones and many other applications.
Besides our fully automatic systems for high volume inspection, sorting and taping, we also offer a semi-automatic system, ideal for applications with small batch sizes, prototyping and incoming inspection.



CI (Component Inspector), tube-based: the CI-G10 is a fully automatic system for the final inspection of semiconductor components handled in tubes. These are typically lower pin count components and include SO devices and QFN or other LFCSP's. This system performs similar inspection as the tray-based system and also performs taping.



FTI (Flex Tape Inspection): the FTI system inspects TAB (Tape Automated Bonding) and COF (Chip On Film) tapes, in which the contacts are etched on the tape and therefore can be bent in a flexible way. Such tapes are used mainly in flat panel displays, but also in other advanced package applications as interposer.
The system inspects the proper etching and processing of the tape, before a semiconductor chip is mounted, but can also inspect the tape after the chip is mounted, in which case the term TCP (Tape Carrier Package) is used.



WI (Wafer Inspector): our newest product inspects wafers either before or after they are diced or cut. The WI system can inspect wafers up to 300mm diameter and can handle both undiced wafers as well as diced wafers mounted on film frame carriers. The WI system inspects the quality of the wafer cutting and other wafer level packaging processes.

6.3 Inspection modules

Solar cell inspection

Photovoltaic or "solar" cells are used to produce electrical power from light and are one of the cleanest sources of energy. However, the continuing growth of solar cells is closely related to their production cost and price evolution, as their economical viability increases with lowering prices. To achieve this, ICOS offers a series of inspection modules that is integrated in various stages of the solar cell production lines and monitor the various stages of the production process. Besides accepting or rejecting the solar cells , the ICOS modules also collect valuable information on the complete production process and feeds this into the central Plant Information Network, that uses this information to constantly tune and improve the processes. Through this constant improvement of the production process, the production yield is gradually improved and the production costs are constantly driven down, leading to a larger acceptance of solar cells.



We also offer inspection modules for integration into various applications in the semi-conductor back-end and electronics area. These systems are for instance used to perform the alignment of a semiconductor die before it is mounted on leadframe or substrate, or to perform specific inspection tasks on an electrical tester or a more integrated packaging line, or to align the IC's to guide the pick-and-place mounter that places the IC's on a PCB for electronic applications.





List prices for inspection modules range from €4,000 to €100,000.

7 Organization

7.1 General

We position ourselves as a long-term reliable partner to our customers and therefore we are committed to offer advanced inspection products to our customers along with superior world-wide support. As a result, Research and Development and Marketing and Sales are both key to our long term future plan and both expanded in 2004. The manufacturing organization is optimized for flexibility as our market is cyclical and was expanded with a factory in China. Finally, the finance and administration department is relatively small in headcount but performs critical monitoring and control tasks.

The company is structured as a holding company that is incorporated and located in Belgium. The business is carried out by wholly-owned subsidiaries and liaison offices as follows:

Name	Location
ICOS Vision Systems NV	Belgium
ICOS Vision Systems GmbH	Germany
ICOS Vision Systems Inc.	USA
ICOS Vision Systems Ltd.	Japan
ICOS Vision Systems Limited	Hong Kong *and its liaison offices in* Taiwan, Philippines and Mainland China.
ICOS Vision Systems Pte. Ltd.	Singapore
ICOS Vision Systems (Shenzhen) Co. Ltd.	China (acquired in March 2004)
ICOS Vision Systems Korea Co. Ltd.	Korea (incorporated on April 20, 2004)

7.2 Marketing & Sales

ICOS prides itself to be a long-term reliable partner to its customers and to count all major semiconductor manufacturers and their subcontractors amongst its customers. We sell our products through our global sales and support network. In addition to our headquarters facility in Heverlee, Belgium, we have sales and support offices in the USA (Santa Clara, CA), Japan (Yokohama), Singapore, Hong Kong and South Korea (Seoul) and support staff in Taiwan, the Philippines and Mainland China. Our sales network also contains distributors in the United Kingdom, Japan, Taiwan, the Philippines, Malaysia, Mainland China and Costa Rica. In several countries, we use a mixed channel in which our own staff works closely together with our distributors to ensure a high level of customer responsiveness and to facilitate customer collaboration on product development.

7.3 Research & Development, Patents and Proprietary Rights

The R&D department is responsible to develop and improve our various products and to generate the technologies that will be necessary for future generation products. ICOS' core technology consists of two main areas: vision and handling. Vision technology forms the core of all our products as it is used to perform the numerous two and three dimensional inspection tasks in our products. The handling technology forms the basis of the mechanical systems that move and sort components in our inspection systems. ICOS combines the vision and handling technology in a unique way to produce more accurate and more reliable inspection systems.

Vision technology is at the heart of all our products and the majority of our R&D team is working on the various vision aspects. Our systems contain powerful measurement and inspection algorithms, often featuring very high subpixel accuracy and implemented on high-end DSP's to optimize speed. We also develop high performance vision hardware based on a modular and cost effective architecture that allows increasing the performance whenever additional inspection tasks or more complicated algorithms are required. Further, the vision group is also responsible for the development of other important building blocks, such as optics, illumination and high resolution cameras. In various of these fields, we work closely together with key suppliers and research institutes, with some of which we have long standing partnerships and share roadmaps. The vision technology is developed in our R&D centers in Belgium and Germany.

Besides the inspection functions, most of our product offering also includes mechanical handling technology to move and sometimes sort the components, wafers, tapes or other items that we inspect. The input/output media such as trays, tubes, tapes and cassettes have inherent positional tolerance. To compensate for these tolerances, we combine our vision and mechanical skills and provide 'vision guided handling'. This unique feature secures failsafe and high speed, yet cost effective handling.

Since 2002, we have strengthened our R&D organization by opening a mechanical design center in Hong Kong. We further added designers to this center in 2004 to further enhance our expertise in this key technology. The mechanical design center in Hong Kong works very closely together with our design centers in Belgium and Germany and with our factory in China.



Besides developing our core technologies, we also stay current with new and challenging packaging technologies and their inspection requirements. We maintain regular contacts with packaging specialists employed by our customers, sharing product roadmaps and evaluating new technologies. Since we supply our inspection systems to most major IC manufacturers and their subcontractors and since we are the global market leader, we often can detect trends and start developments early, to ensure our continuous success in this market.

To protect our intellectual property, we primarily rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions as well as patents. We generally do not provide our customers access to the source code of our software. We seek to protect our hardware, software and other written materials under trade secret and copyright laws. Our circuit boards and board sets incorporate proprietary firmware designs, which are designed in-house. Our board-level software is specifically designed to run only on these proprietary boards, further safeguarding this software from unauthorized use and embedding inspection methods in the software to limit re-engineering. Currently, we have one patent (expiring 2011) issued in Belgium, the United States, Europe, Japan and certain other territories for the 3D dual-shadow measuring method of lead coplanarity, one patent granted in the United States and Europe on 3D measurement of ball grid arrays and ten pending patent applications in diverse jurisdictions, related to other 3D inspection methods and handling techniques.



We also from time to time subcontract with universities, institutes and other third parties, and have obtained grants from the regional government of Flanders and from the European Community to support certain of our R&D efforts.

7.4 Operations

To operate in a cyclical market, we have established a flexible production model that allows the company to operate with limited fixed costs and adapt quickly to changing volumes in the market. Our supply chain is optimized for flexibility by combining the benefits of our own manufacturing sites with third parties subcontracting. In general, complex and high added value tasks are performed in house and less complex tasks with high labor content are subcontracted to carefully selected subcontractors. Subcontractors are selected on the basis of their quality, delivery flexibility and price, and a sophisticated Supply Chain Management system controls and supports this network of subcontractors.

For the inspection modules, that are either sold separately or as part of our inspection systems, we perform the final assembly, test, burn-in and quality control at our headquarters in Belgium and use subcontractors in and around Belgium for component manufacturing and subassembly production.





For the mechanical handling part of our inspection systems, we perform the final assembly and quality control either in our sites in Belgium, China and Hong Kong or with subcontractors where we maintain our quality assurance staff on site. The manufacturing of the mechanical parts itself is subcontracted to a number of suppliers, mainly located in Germany and China. During 2004, we substantially changed and improved our manufacturing organization with the acquisition of our China plant, which performs the final assembly of several of our inspection systems and steers and controls the growing network of subcontractors for mechanical parts and subassemblies in China.

Besides flexibility, we also pay attention to the continuity of our manufacturing organization and have a disaster recovery plan in place to recover quickly from any events that would disrupt our manufacturing process. One important measure in this plan is that most of our major inspection systems can be assembled in two distinct locations.

7.5 Facilities

Our headquarters are located in the Research Park in Heverlee (Leuven), Belgium in a 5,800 square meter, two building complex on a 20,000 square meter parcel of land.


ICOS

Prior to 2002, we occupied a 3,605 square meter building located on 10,000 square meter of land, both of which we still own. The company rents about 1,000 square meter of this building to third parties. Recently the new cleanroom for our Wafer Inspector business is installed in this building.

A € 6.4 million loan facility from Dexia Bank (Belgium) was obtained on February 26, 2002 (see Note 8 to the Financial Consolidated Statements) and is secured by a mortgage on all buildings.

Offices are leased in Santa Clara, CA, USA, in Oberhaching, Germany, in Yokohama, Japan, in Hong Kong, in Singapore, in Seoul, Korea, in Hsinchu, Taiwan, in Shanghai and Shenzhen, China.

7.6 Human Resources

As per December 31, 2004, the company employed a full-time equivalent of 262 people world-wide, including 78 in Research & Development, 67 in Marketing & Sales (including technical support services), 99 in Operations and 18 in General & Administrative services. Of these 262 people, 120 are employed in Belgium. None of the employees are represented by a labor union and the company has experienced no work stoppages.

8 Glossary

Assembly	The processing of a wafer into individual IC's, with protective housing and contact leads or balls, but excluding the electrical test and the final inspection.
Back-end	The complete process of transforming a wafer into individual IC's, with protective housing and contact leads or balls, including the electrical test and the final inspection. The back-end includes assembly, test and final inspection.
BGA	Ball Grid Array
BWI	Bumped Wafer Inspector
COF	Chip On Film
CSP	Chip Scale Package
DCA	Direct Chip Attach
DSP	Digital Signal Processor
FCIP	Flip Chip In Package
FCOB	Flip Chip On Board
Final Assembly	See back-end.
Final Inspection	The final step in the manufacturing process. This 2D and 3D dimensional visual inspection is performed fully automatically on 100% of the IC's. This assures the quality of the IC's including features such as the proper seating of the part on the PCB.
Finishing Equipment	The last equipment that any IC or semiconductor component goes through. Finishing equipment typically performs the final inspection of the semiconductor components, but may also perform other functions such as taping or even electrical test.
Front-end	The wafer manufacturing process.
IDM	Integrated Device Manufacturer, who designs and manufactures the IC's.
Inspection Modules	ICOS product line of inspection solutions for integration in production equipment or integrated lines.

Inspection Systems	ICOS product line of stand-alone inspection systems.
LCD	Liquid Crystal Display
LED	Light Emitting Diode
LFCSP	Lead Frame CSP
MCM	Multiple Chip Module
MEM	Micro Electro Mechanical
Packaging	See back-end
PCB	Printed Circuit Board
QFN	Quad Flat pack, No leads
QFP	Quad Flat Pack
RF devices	Radio Frequency devices
SBCSP	Substrate Based CSP
SiP	System in a Package
SO	Small Outline package
TAB	Tape Automated Bonding. Packaging technique in which the die is mounted on a flexible tape that contains the contacts or leads to the outside world.
Taping	Putting the semiconductor devices in the pockets of a specially designed embossed tape, which is automatically sealed and rolled onto a reel. Components are often taped, as this is the preferred format to ship the components to the end users that will mount them on printed circuit boards for electronic applications.
TCP	Tape Carrier Package, package based on TAB.
Test	The electrical test of the device, ensuring its proper functioning.
TSOP	Thin Small Outline Package

Chapter 2

Management Discussion and Analysis

I Operating results

Years ended December 31, 2004 and December 31, 2003

Revenues

In 2004, sales to Europe, Japan, Rest of Asia and the United States accounted for 19%, 28%, 47% and 6% of our revenues, respectively. In 2003, sales to Europe, Japan, Rest of Asia and the United States accounted for 25%, 16%, 48% and 11% of our revenues, respectively. Our business is conducted primarily in Euro ("€"), U.S. dollars and Japanese yen. As a result of conducting business in multiple currencies and in multiple countries, our business and results of operations are subject to risks of currency fluctuations as well as other risks associated with international sales generally.

Our business is highly dependent upon the capital expenditures of back-end semiconductor manufacturers and electronic assemblers, and our ability to develop, manufacture and sell new products and product enhancements. Our results will also be affected, especially when measured on a quarterly basis, by volume, composition and timing of orders, conditions in the industries we serve, competition and general economic conditions.

Our revenues almost doubled to € 89.3 million in 2004 from € 44.8 million in 2003. We were able to outpace the market in 2004 as evidenced by our 117% increase in revenues in U.S. dollar terms versus the market for packaging and assembly equipment which grew 47% according to Gartner Dataquest. Until 2003, we reported revenues for three product categories: board-level products, system-level OEM products and stand-alone inspection machines. Going forward, we will combine our board-level and system-level products into one product group named inspection modules and we will report the stand-alone inspection machines in a second category, named inspection systems. Using this breakdown, the revenues of our inspection modules amounted to € 20.7 million in 2004 increasing from € 13.0 million in 2003. The inspection systems revenues increased from € 31.8 million in 2003 to € 68.6 million in 2004.

Gross Profit

Gross profit margin increased from 56.7% in 2003 to 60.8% in 2004. Our gross profit margin benefited in 2004 mainly from the production efficiencies of our new production plant in China that we acquired in the beginning of 2004. We expect that there might be continuous periodic fluctuations in our gross profit margin resulting from changes in our product sales mix and from possible currency fluctuations, while further evaluating continuously our provision for inventory write-down.

Research and Development

Research and development expenses increased by 36.6% to € 8.9 million, 10.0% of revenues in 2004, compared to € 6.5 million, 14.5% of revenues in 2003. In addition to these expenses, in 2004 we offset approximately € 285,000 of research and development expenses through government project funding recognized during that period, compared to approximately € 502,000 of such funding recognized in 2003. The increase of our research and development expenses in 2004 was a result of the intensified efforts in developing and supporting new products and enhancements of existing products. As of December 31, 2004, we had 78 employees primarily engaged in research and development compared to 63 employees as of December 31, 2003. We believe that research and development expenditures are essential to maintaining our competitive position and expect to increase the current quarterly level of research and development expenditures in the foreseeable future to support our commitment to new product development efforts.

Selling, General and Administrative

Selling, general and administrative expenses increased by 38.3% to € 18.0 million, 20.1% of revenues in 2004, from € 13.0 million, 29.0% of revenues in 2003. The increase of selling, general and administrative expenses was in the first place related to the higher level of commission expenses in 2004, which is related directly to the increased level of revenues of 2004. Secondly, the increase was a result of additional staffing to support our broadened customer base and product mix. As of December 31, 2004, we had 67 employees primarily engaged in our marketing, sales and technical support department compared to 55 employees as of December 31, 2003.

Net Other Income (Expense)

In 2004, we recorded € 714,000 of net other income compared to € 100,000 of net other income in 2003. The difference was primarily attributable to currency exchange gains in the year 2004 amounting to € 0.4 million, compared to the currency exchange losses of approximately € 0.2 million in 2003. Despite the continued further depreciation of the U.S. dollar versus the Euro in the course of 2004, we were able to limit the impact of currency exchange gains or losses, following the change in 2003 from U.S. dollar towards Euro as our main invoicing currency.

Income Taxes

Income tax expense was € 7.7 million in 2004 compared to € 0.6 million in 2003. Based on the improved business conditions and outlook, we benefited in 2004 and 2003 from the releases of valuation allowances on deferred tax assets in some of our foreign subsidiaries.

2 Liquidity and Capital Resources

During 2004, net cash provided by operating activities amounted to € 21.2 million. Cash flow, defined as net income increased by non-cash items such as amortization, depreciation, provision for doubtful debts and deferred tax expense (benefit), amounted to a positive cash flow of € 25.5 million, while changes in operating assets and liabilities used € 4.3 million in cash. Sources of cash as a result of changes in assets and liabilities included an increase in other current liabilities of € 4.9 million and in income taxes payable of € 2.0 million that was entirely offset by an increase in inventories of € 7.7 million and in accounts receivable of € 3.6 million, resulting from the increased level of activity.

During 2004, net cash used in investing activities amounted to € 7.7 million, primarily used for the payment of acquired intangible assets. The remainder of investments related to primarily the finalization of our headquarters facilities, including the cleanroom investment for our wafer inspection business. We currently do not foresee significant capital commitments for the year 2005.

During 2004, net cash used in our financing activities amounted to € 0.6 million, primarily for repayment of borrowings.

As of December 31, 2004, we had long-term obligations of approximately € 5.2 million, consisting of long-term debt. As of that date, the current portion of these long-term obligations totaled € 0.7 million. We also have several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. As of December 31, 2004, the total minimum lease payments till 2009 will be approximately € 2.4 million.

3 | Balance sheet

On December 31, 2004, we had total assets of € 97.0 million. Besides cash and cash equivalents of € 42.2 million, assets consisted primarily of inventories and trade accounts receivable totaling € 34.2 million and net property and equipment of € 10.1 million. With a value of € 8.8 million, the office buildings accounted for the largest part of property and equipment.

We have stockholders' equity of € 72.9 million, financing approximately 75% of total assets, which evidences our sound financial structure.

4 | Outlook 2005

For ICOS, 2004 unequivocally demonstrated the strength of our operational model and proved our strategy of expanding our addressable market through the introduction of new products. Also, we further strengthened our long-term relationships with the major IC manufacturers and their subcontractors around the world and thereby strengthened our market leadership.

In 2005, we expect that, despite the short term weakness in the market, several of our newer products will continue to grow and their contribution to overall sales will increase. More in general, we see plenty of opportunities for our inspection systems, as the variety and complexity of semiconductor packages are evolving rapidly. We also believe that we are well positioned to benefit from these opportunities, as we are the current market leader and have the technology and the products, the customer relations and the operational model that are necessary to be successful in this rapidly expanding market. Therefore, we are confident about the future and eager to further implement our growth strategy.

Chapter 3
Corporate Governance

I Board of Directors

1.1 Composition of the Board of Directors

Under the Articles of Association, the Board of Directors should be composed of at least three members. Shareholders who either belong to the management of the Company or ICOS Vision Systems NV or who are entrusted with the day-to-day management of any of the Company's subsidiaries, or any subsidiary of ICOS Vision Systems NV, are entitled to nominate a majority of the Directors of the Board. In addition, under the Articles, Jos Verjans, who is Chairman of the Board, is entitled to nominate one candidate for the Board of Directors. This nomination right is transferable between shareholders, can only be exercised by a shareholder and expires upon the death of Mr. Jos Verjans.

The Board of Directors is composed of six people, including the Chairmain who served until March 31, 2002 as President and CEO, two executive directors and three independent non-executive directors:

Jos Verjans	Chairman of the Board of Directors
Anton DeProft	Executive Director, President and CEO of the Company
André Oosterlinck	Director, Rector-President of the Catholic University of Leuven, co-founder of the Company
Gust Smeyers	Executive Director, Vice President of Research & Development of the Company
Exeter International NV, represented by Paul de Vrée, Managing Director	Director, Managing Director of Rendex Partners, co-founder of the Company
Fred Chaffart	Director, Board Member of Gevaert NV and several other companies

At the Annual General Meeting of Shareholders held on May 13, 2003, the following directors were elected as independent directors as defined in accordance with article 524 §4 of the Belgian Corporate Code, for a term ending immediately after the Annual General Meeting of Shareholders of 2008, unless their terms are earlier terminated by a vote of the stockholders: Mr. André Oosterlinck, Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. All other directors are also serving for a term ending immediately after the Annual General Meeting of Shareholders of 2008.

During its meeting of February 20, 2003, the Board of Directors decided to call for a Extraordinary General Meeting of Shareholders on May 13, 2003 which reconvened on June 3, 2003 as the quorum was not reached in the first meeting. During this meeting, the Board of Directors was awarded the authority for a period of 18 months to repurchase its own shares for a maximum of 1,000,000 shares at a price of at least € 0,01 and at the most € 10. Under this authorization which expired in 2004, no shares have been repurchased.

The Board of Directors has also the authority for a period of five years ending July 7, 2007 to increase the capital of the Company up to € 3,574,440.35 (issuance premium, if any, not included) with the possibility, in the interest of the Company, to restrict or cancel the preferential subscription right of the shareholders.

1.2 Functioning of the Board of Directors and its Special Committees

The Board of Directors meets upon invitation of the Chairman of the Board or, of the Executive Director and CEO, whenever the Company's interests require it or when one director requests a meeting. The Board of Directors held 7 meetings during 2004.

The main topics on which the Board of Directors deliberate are the mission and the strategy of the Company, matters of world-wide economic importance, the cycle of the industry, the development of new activities or discontinuation of existing activities, the establishment and closure of Group companies, general corporate and social policy, mergers and acquisitions, and the hiring and remuneration of senior management. The Group's budgets and periodic financial results and cash flows are evaluated by the Board.

As a special matter of attention, the Board of Directors is closely following up on the implementation of the Sarbanes-Oxley Act within the time frame set for foreign private issuers, taking into account the SEC final rules in response to this Act, as well as the Nasdaq corporate governance rules.

Some of these matters are delegated to special committees operating under a written charter from the Board of Directors.

The Audit Committee operates pursuant to a written Charter that was approved and adopted by the Board of Directors. Under the provisions of the Audit Committee Charter, the Audit Committee is responsible for, among other things: recommending to the Board of Directors the nomination of the independent auditor; reviewing and monitoring the financial reporting process and internal control systems; reviewing the annual financial statements, the scope of the audit and the role and performance of the independent auditor; reviewing the independence of the independent auditor; providing an open avenue for communication between the independent auditor, management and the Board of Directors; reviewing and approving all related party transactions and reviewing its Charter annually. The Audit Committee is authorized to seek outside legal or other advice to the extent it deems necessary or appropriate, provided it shall keep the Board advised as to the nature and extent of such outside advice. It is furthermore authorized to confer with Company management and other employees. In accordance with the Sarbanes-Oxley Act and in order to preserve the independence of the auditor, the Audit Committee has implemented since February 2003, a pre-approval procedure for audit and all permitted non-audit services. According to Nasdaq and SEC rules, the Audit Committee must consist of at least three members, all of whom have to be independent directors. The members of the Audit Committee are Mr. André Oosterlinck (Chairman), Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. The Audit Committee held 4 meetings during fiscal 2004.

A Remuneration Committee was installed during 2001 and is responsible for, among other things: recommending and reviewing all remuneration and compensation of the senior management.
Members of the Remuneration Committee are Mr. André Oosterlinck (Chairman), Mr. Fred Chaffart and Exeter International NV, represented by Mr. Paul de Vrée. The Remuneration Committee held 1 meeting during fiscal 2004.

The majority of the Directors has to be present or be represented to enable the Board to validly deliberate and make decisions. Decisions are reached by majority of the votes. In the event of a tie, the Chairman has the casting vote.

1.3 Directors' remuneration

The global amount of fees paid in 2004 to all directors, including the fees paid to directors who are member of any advisory committee, amounted to € 57,000. No loans nor advance payments are given to the Directors.

1.4 Directors' shareholding

As of the date of this report, non-executive directors have the following share ownership: 16.4%.

2 Management

2.1 Composition of Management

The President and CEO is responsible for the implementation of the corporate policy and strategy as defined by the Board of Directors. To this extent, he receives the widest range of competencies with respect to day-to-day management and is to this purpose assisted by a Senior Management team. The Senior Management team regularly submits reports to the Board of Directors concerning its activities.

The Senior Management team is composed of four people:

Anton DeProft	President and CEO
Gust Smeyers	Vice President Research and Development
Guido Vervoort	Vice President Operations
Koen Gutscoven	Vice President Marketing and Sales

In principle, the Senior Management team meets once a month.

Besides the senior managers, the world-wide Management team consists of the following additional people:

Seiichi Kohnoike	General Manager of ICOS Vision Systems Ltd, Japan
Robin Kam	General Manager of ICOS Vision Systems Pte. Ltd., Singapore
Masoud (Max) Mirgoli	General Manager of ICOS Vision Systems Inc., USA
John Zabolitzky	General Manager of ICOS Vision Systems GmbH, Germany
Stephanus Wansleben	General Manager of ICOS Vision Systems GmbH, Germany
Godwin Tse	General Manager of ICOS Vision Systems Ltd, Hong Kong and of ICOS Vision Systems (Shenzhen) Co. Ltd., China
Elton Lee	General Manager of ICOS Vision Systems Korea Co. Ltd., Korea

The world-wide Management team meets in principle twice a year in order to discuss market and product evolution and budgets.

2.2 Management's remuneration

The overall remuneration paid to the members of Management during 2004, amounted to € 1.7 million. No loans nor advance payments are given to these managers.

On February 17, 2003, the number of share options attributed to the members of Management was equal to 117,950. The exercise price of these options is U.S. dollar 5.50 and the exercise period runs from January 1, 2004 to December 5, 2009. During the year 2004, 10,500 of these options have been exercised.

2.3 Management's shareholding

As of the date of this report, the management has the following share ownership: 11.1%.

3 Independent Registered Public Accounting Firm

The Company's Independent Registered Public Accounting Firm is Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren (KPMG), represented by Mr. Jos Briers. At the Annual General Meeting of Shareholders held on May 14, 2002, the auditor was appointed for a three year period, ending immediately after the Annual General Meeting of Shareholders to be held on May 10, 2005, date on which KPMG is eligible for re-appointment for another three year period.

The audit fees paid to KPMG in 2004, amounted to € 300,000. Non-audit fees paid to KPMG amounted to € 104,752 and principally related to taxation, due diligence services and other advices.

4 Insider trading policy

All members of the Board of Directors and of the Management team as well as all employees who have access to confidential and material information which is not generally available to the investing public, have signed an insider trading policy with the Company. In essence, these people (1) are forbidden to engage in trading in securities of the Company while in possession of material non-public information ("insider trading") and are required to maintain the confidentiality of such non-public information, (2) are restricted to engage in short-term speculative trading and (3) can only trade in specific trading windows after pre-clearance of the trade with the Compliance Officer. All employees of the Company have signed a similar insider trading policy with the exception that they are not bound by the trading window.

Chapter 4

Consolidated Financial Statements

ICOS VISION SYSTEMS CORPORATION NV AND SUBSIDIARIES

December 31, 2004 and 2003

With Report of Independent Registered Public Accounting Firm

Index to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
ICOS Vision Systems Corporation NV:

We have audited the accompanying consolidated balance sheets of ICOS Vision Systems Corporation NV, a Belgian corporation, and its subsidiaries, as of December 31, 2004 and 2003, and the related consolidated statements of income (loss), stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICOS Vision Systems Corporation NV and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KLYNVELD PEAT MARWICK GOERDELER
Bedrijfsrevisoren
Represented by J. Briers

Hasselt, Belgium
February 16, 2005

Consolidated Balance Sheets

(in thousands of Euro, except share data)

December 31,	2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	42,179	29,530
Trade accounts receivable, net of allowance for doubtful accounts of € 82 and € 75 at December 31, 2004 and 2003, respectively	16,166	13,079
Inventories, net (Note 2)	18,063	10,681
Prepaid expenses	221	332
Current deferred tax assets (Note 5)	1,178	479
Other current assets	1,465	1,172
Total current assets	79,272	55,273
Net property and equipment (Notes 3, 7 and 11)	10,134	9,196
Intangible assets (Note 1 (l))	5,505	-
Goodwill (Note 1 (m))	1,149	1,149
Noncurrent deferred tax assets (Note 5)	-	3,495
Other assets (Note 1 (k))	966	616
Total assets	97,026	69,729
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Trade accounts payable	5,466	4,308
Current portion of long-term debt (Note 8)	681	647
Accrued expenses	3,509	2,895
Income taxes payable	2,990	1,197
Deferred revenue (Note 1 (p))	2,095	428
Other current liabilities (Note 4)	3,574	385
Total current liabilities	18,315	9,860
Long-term debt, excluding current portion (Note 8)	4,490	5,171
Noncurrent deferred tax liabilities (Note 5)	905	-
Provision for warranty (Note 1 (q))	408	646
Total liabilities	24,118	15,677
Commitments and contingencies (Notes 7 and 13)		
Stockholders' equity: (Note 9)		
Common stock, no par value, 10,527,310 and 10,507,810 shares issued and outstanding at December 31, 2004 and 2003, respectively	3,237	3,230
Additional paid-in capital	22,396	22,317
Retained earnings	50,279	29,813
Accumulated other comprehensive income (loss)	(3,004)	(1,308)
Total stockholders' equity	72,908	54,052
Total liabilities and stockholders' equity	97,026	69,729

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income (Loss)

(in thousands of Euro, except share data)

Years ended December 31,	2004	2003	2002
Revenues (Notes 11 and 12)	89,326	44,757	30,550
Cost of goods sold	35,012	19,402	12,208
Gross profit	**54,314**	**25,355**	**18,342**
Operating expenses:			
Research and development (Note 1 (r))	8,885	6,506	6,664
Selling, general and administrative	17,950	12,981	12,003
Total operating expenses	**26,835**	**19,487**	**18,667**
Income (loss) from operations	**27,479**	**5,868**	**(325)**
Other income (expense):			
Interest income	513	534	742
Interest expense	(362)	(398)	(374)
Other income	155	176	117
Foreign currency exchange gain (loss)	408	(212)	(1,982)
Net other income (expense)	**714**	**100**	**(1,497)**
Income (loss) before income taxes	28,193	5,968	(1,822)
Income taxes (Note 5)	7,727	641	620
Net income (loss)	**20,466**	**5,327**	**(2,442)**
Basic earnings per share (Note 1 (w))	**1.95**	**0.51**	**(0.23)**
Weighted average number of common shares outstanding (Note 1 (w))	**10,517,187**	**10,507,810**	**10,507,810**
Diluted earnings per share (Note 1 (w))	**1.91**	**0.50**	**(0.23)**
Diluted weighted average number of common shares outstanding (Note 1 (w))	**10,704,638**	**10,594,819**	**10,507,810**

See accompanying notes to the consolidated financial statements

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(in thousands of Euro, except share data)

	Common Stock		Additional paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Stockholders' Equity
	Number of Shares	Amount					
Balance at December 31, 2001	10,507,810	3,230	21,947	26,928	(459)		51,646
Comprehensive income (loss)							
Net income (loss) for year	-	-	-	(2,442)	-	(2,442)	(2,442)
Foreign currency translation adjustment	-	-	-	-	319	319	319
Total comprehensive income (loss)						**(2,123)**	
Stock plans	-	-	370	-	-		370
Balance at December 31, 2002	10,507,810	3,230	22,317	24,486	(140)		49,893
Comprehensive income (loss)							
Net income for year	-	-	-	5,327	-	5,327	5,327
Foreign currency translation adjustment	-	-	-	-	(1,168)	(1,168)	(1,168)
Total comprehensive income (loss)						**4,159**	
Balance at December 31, 2003	10,507,810	3,230	22,317	29,813	(1,308)		54,052
Comprehensive income (loss)							
Net income for year	-	-	-	20,466	-	20,466	20,466
Foreign currency translation adjustment	-	-	-	-	(1,696)	(1,696)	(1,696)
Total comprehensive income (loss)						**18,770**	
Shares issued in connection with the exercise of stock options	19,500	7	79	-	-		86
Balance at December 31, 2004	10,527,310	3,237	22,396	50,279	(3,004)		72,908

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands of Euro, except share data)

Years ended December 31,	2004	2003	2002
Cash flows from operating activities			
Net income (loss)	20,466	5,327	(2,442)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,356	764	830
Allowance for doubtful debts	7	(43)	(19)
Loss on disposal of fixed assets	11	63	-
Deferred tax expense (benefit)	3,689	(677)	(49)
Stock-based compensation expense	-	-	370
Changes in assets and liabilities:			
Increase in trade accounts receivable	(3,582)	(6,322)	(4,140)
Decrease (increase) in inventories	(7,736)	608	5,218
Decrease (increase) in prepaid expenses and other current assets	(812)	471	2,549
Decrease (increase) in other assets	(471)	59	(114)
(Decrease) increase in trade accounts payable	910	3,366	(785)
(Decrease) increase in accrued expenses	673	1,191	(955)
(Decrease) increase in income taxes payable	2,030	824	(1,097)
(Decrease) increase in other current liabilities	4,942	(771)	1,830
(Decrease) increase in provision for warranty services	(238)	207	151
Net cash provided by operating activities	**21,245**	**5,067**	**1,347**
Cash flows from investing activities			
Additions to property and equipment	(1,555)	(326)	(1,983)
Purchase of acquired intangible assets	(6,129)	-	-
Acquisitions, net of cash received	(35)	-	-
Net cash used in investing activities	**(7,719)**	**(326)**	**(1,983)**
Cash flows from financing activities			
Repayment of borrowings	(647)	(615)	(470)
Proceeds from borrowings	-	-	6,400
Proceeds from shares issued in connection with the exercise of stock options	86	-	-
Capital lease payments	-	(5)	(5)
Net cash provided by (used in) financing activities	**(561)**	**(620)**	**5,925**
Increase in cash and cash equivalents	12,965	4,121	5,289
Impact of exchange rate movements on cash	(316)	(471)	(61)
Cash and cash equivalents at beginning of period	29,530	25,880	20,652
Cash and cash equivalents at end of period	**42,179**	**29,530**	**25,880**
Supplemental disclosure			
Cash paid during period for interest	362	398	378
Income taxes paid	2,042	488	1,734

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

(in thousands of Euro, except share data)

December 31, 2004 and 2003

1. Summary of Significant Accounting Policies

a. Basis of Presentation

The accompanying consolidated financial statements present the results of operations, financial position and cash flows of ICOS Vision Systems Corporation NV ("ICOS" or "the Company") and its subsidiaries (ICOS together with its subsidiaries, "the Group").

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. They reflect adjustments made for US reporting purposes which are not recorded in the Company's Belgian statutory accounts.

b. Description of Business

ICOS was incorporated in Belgium in 1989. The Company was incorporated to act primarily as a holding company through which management and certain investors purchased a controlling interest in ICOS Vision Systems NV ("IVS"). IVS was incorporated in 1982 in Belgium, to design, develop, manufacture, market, sell and support machine vision and inspection systems for industrial applications. IVS owns 100% of the common issued shares of its two operating subsidiaries, ICOS Vision Systems, Inc. ("INC"), located in Santa Clara, United States of America, and ICOS Vision Systems, Ltd. ("LTD"), located in Yokohama, Japan. The subsidiaries of IVS, provide sales and support services in their regional markets.

On July 23, 1998, ICOS acquired 100% ownership of ICOS Vision Systems GmbH (formerly QTEC Industrie-Automation GmbH) ("GMBH"), located in Oberhaching, Germany. This subsidiary operates primarily as a R&D center for the Group and provides sales and support services for the non-semiconductor applications.

On December 27, 2002, ICOS incorporated a new subsidiary ICOS Vision Systems Limited ("ICOS HK"), in Hong Kong, and effective January 1, 2003, the operations of the previous IVS' branch office in Hong Kong, were transferred to this newly incorporated subsidiary. The subsidiary ICOS HK provides sales and support services in its regional market and is both a R&D and production center of the Group. Through ICOS HK, the Company has acquired in March 2004, 100% ownership of ICOS Vision Systems (Shenzhen) Co. Ltd. ("ICOS Shenzhen"), formerly Jointech Precision Equipment (Shenzhen) Co. Ltd., for a total consideration, net of cash received, of Euro 35. ICOS Shenzhen has become a production plant of the Group.

(in thousands of Euro)

On May 14, 2003, ICOS incorporated a new subsidiary ICOS Vision Systems Pte. Ltd. ("ICOS SG"), in Singapore, and effective June 1, 2003, the operations of the previous IVS' branch office in Singapore, were transferred to this newly incorporated subsidiary. This subsidiary provides sales and support services in the area Singapore, Malaysia and Thailand.

On April 20, 2004, ICOS incorporated a new subsidiary ICOS Vision Systems Korea Co. Ltd., in South Korea ("ICOS Korea"). This subsidiary of ICOS provides sales and support services in South Korea.

c. Principles of Consolidation

At December 31, 2004, the Company owns substantially all of the outstanding shares of IVS (99.9%), of GMBH (100%), of ICOS HK (100%), of ICOS SG (100%) and of ICOS Korea (100%). Accordingly, the consolidated financial statements include the accounts of ICOS, GMBH, ICOS SG, ICOS Korea and the consolidated accounts of IVS, including its two wholly owned subsidiaries INC and LTD, and the consolidated accounts of ICOS HK including its wholly owned subsidiary ICOS Shenzhen. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

d. Foreign Currencies

Functional Currency

The Group's major operations are located in Belgium. Revenues are denominated in several currencies, of which the majority was denominated in Euro. At the same time, the majority of the expenses was also incurred in Euro. The functional currency of ICOS, IVS and GMBH is Euro.

The functional currencies of the three other ICOS subsidiaries are the Hong Kong Dollar (HK$ or HKD) for ICOS HK, the Singapore Dollar (S$ or SGD) for ICOS SG and the South Korean Won (KRW) for ICOS Korea. The functional currencies of the IVS subsidiaries are the United States Dollar ($ or U.S. Dollar) for INC and the Japanese Yen (JPY) for LTD.

Foreign Currency Translation

The income statements and balance sheets of INC, LTD, ICOS HK (including ICOS Shenzhen), ICOS SG and ICOS Korea are translated into Euro using the current rate method. Under the current rate method, the assets and liabilities of these entities are translated at exchange rates in effect at the end of the period, and revenues and expenses are translated at the average exchange rate during the period. All cumulative translation gains or losses are included in accumulated other comprehensive income.

Movements on the consolidated cash flow statements are translated into Euro at average exchange rates during the periods and, accordingly, may not correspond exactly with related movements on the balance sheets.

Foreign Currency Transactions
Exchange gains and losses arising from transactions denominated in foreign currencies are included in the accompanying consolidated statements of income (loss).

e. Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Group uses estimates in its normal course of business to evaluate allowance for doubtful debts, warranty, excess and obsolete inventory, deferred tax assets and other provisions. Actual results could differ from those estimates.

f. Revenue Recognition

The Group recognizes revenues from the sale of its vision and inspection modules and of spare parts upon delivery for OEM products and installation for inspection systems provided that transfer of title and risk of loss has passed to the customer (both direct third party customers or through distributors), that no significant obligation remains and the collection of the related trade account receivable is reasonably assured. The Group has no significant contractual post-shipment support obligations to its customers, except for certain warranty obligations discussed in Note 1 (q). Transport and handling costs are recorded in cost of goods sold in the same period the related revenue is recognized.

g. Derivative Financial Instruments and Hedging Activities

In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No. 133*, all derivative instruments are recorded on the balance sheet at their respective fair values.

As at and for the years ended December 31, 2004 and 2003, the Group did not enter into any forward exchange contracts, nor any derivative instruments.

The carrying amounts of cash and cash equivalents, trade accounts receivable, other current assets, trade accounts payable and accruals meeting the definition of financial instruments, approximate their fair values due to the short maturity of these items.

h. Cash and Cash Equivalents

The Group considers its term deposits, which have maturities of three months or less as of the date acquired by the Group, to be cash equivalents.

i. Inventories

Inventories comprise materials, direct labor and manufacturing costs and an appropriate allocation of certain indirect overhead costs and are stated at the lower of cost (determined on a weighted average basis) or market. Management performs periodic reviews of inventory and provides for excess and obsolete inventory or disposes of such inventory as considered necessary.

j. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and to operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

k. Other Assets

Other non current assets consist primarily of licenses for handling technology and deposits. The licenses are recorded at cost and are being amortized over their useful life (8 years). Amortization expense for the years ended December 31, 2004, 2003 and 2002 was Euro 120, Euro 283 and Euro 567, respectively.

(in thousands of Euro)

l. Intangible assets

In June 2004, the Company acquired the wafer inspection business of Siemens AG. Under the terms of the agreement, ICOS acquired, for a cash consideration of Euro 6,250, the rights to all of Siemens' two-dimensional (2D) wafer inspection technology, as well as the assets related to the wafer inspection business.

The purchase price has been allocated as follows: Euro 121 to movable tangible fixed assets, to be depreciated over the estimated useful lifetime (3 years); Euro 3,000 to non compete agreements, to be amortized over 3,5 years and Euro 3,129 to Intellectual Property (including patent applications), to be amortized over 8 years.

Amortization has commenced as of July 1, 2004, being the effective start of the transfer of the business know-how. The amortization expense for the year ended December 31, 2004 was Euro 624. The estimated amortization expense for the next five years is: Euro 1,248 in 2005, 2006 and 2007 and Euro 391 in 2008 and 2009.

m. Goodwill

Goodwill of Euro 2,044 was recorded with the acquisition of GMBH during 1998. It has been recorded at cost and was being amortized until 2001 on a straight-line basis over an eight-year period, being the estimated useful life of the asset. As of January 1, 2002, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets*. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that the intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

n. Property and Equipment

The Group records property and equipment at cost and then provides for depreciation using the straight-line method over the estimated useful lives of the assets as follows:

	Estimated Useful Life
Machinery and equipment	5 years
Vehicles and computer equipment	4 years
Furniture	7 years
Building	40 years

When property and equipment is retired or sold, its cost and the related accumulated depreciation are written off and the resulting gain or loss is included in income.

o. Impairment of Long-Lived Assets

SFAS No. 144 provides a single accounting model for impairment of long-lived assets, other then goodwill, and assets to be disposed of. The Company adopted SFAS No 144 on January 1, 2002. The adoption of SFAS No. 144 did not affect the Company's financial statements.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Goodwill and intangible assets not subject to amortization are tested annually in the course of the fourth quarter of each fiscal year, for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. The Group believes that no such impairment exists at December 31, 2004.

in thousands of Euro

p. Deferred revenue

Deferred revenue relates to sales in the ordinary course of business of the Group's products, for which all of the revenue recognition criteria (Note 1(f)) have not yet been met at the balance sheet date.

q. Warranties

The Group provides warranty coverage on its products from the date of shipment. The warranty period is generally 12 to 24 months. Management has estimated the cost of warranty coverage to be approximately 2% of revenues derived from the last year sales of end user products. This estimate is subject to review and may be changed when deemed appropriate by management. Estimated costs related to the warranty are accrued in the period of revenue recognition. Warranty expense is included in selling, general and administrative expenses.

The provision for product warranty reflects the estimated costs of replacement and free-of-charge services that will be incurred by the Company with respect to products sold. The changes in the provision for product warranty are as follows:

	2004	2003
Balance as of January 1,	646	438
Additions	1,273	613
Utilizations	(558)	(405)
Balance as of December 31,	**1,361**	**646**

As a result of increased sales, as well as new product introductions, management believes that Euro 953 of the total warranty provision as of December 31, 2004 should be classified as current (included in other current liabilities).

r. Research and Development

The Group engages in research and development to enhance existing products and to develop new products to meet new market opportunities. The Group expenses research and development costs as incurred. The Group has carefully evaluated the technological feasibility of the software portion of its products during the development stage in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed.*

(in thousands of Euro)

The Group sells products in a market that is subject to rapid technological change, new product development and changing customer needs. Accordingly, the Group has concluded that it cannot determine technological feasibility until the development stage of the product is nearly complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to the Group's financial position or results of operations.

The Regional Government of Flanders and the European Community provide non-refundable financial support for certain research and development projects, which is used to offset gross research and development expenses. This financial support is recorded when cash is received and the expenses have been incurred. The Group incurred research and development expenses as follows:

Years ended December 31,	2004	2003	2002
Research and development expenses, net of government funding	8,885	6,506	6,664
Government funding	285	502	339
Total gross research and development expenses	**9,170**	**7,008**	**7,003**

s. Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

t. Stock Option Plan

The Company recognizes compensation costs using the intrinsic value based method described in APB No. 25, *Accounting for Stock Issued to Employees*. SFAS No. 123 permits the continued use of the intrinsic value based method, but requires additional disclosures, including pro forma calculations of net income and earnings per share, as if the fair value method of accounting prescribed by SFAS No. 123 had been applied in respect of the Employee Stock Plans in 2004, 2003 and 2002.

Had the Company determined compensation cost based on the fair value at the grant date for the Employee Stock Plans under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below.

(in thousands of Euro)

	2004	2003	2002
Net income (loss), as reported	20,466	5,327	(2,442)
Add stock-based employee compensation expense included in reported net income (loss), net of tax	-	-	370
Deduct total stock-based employee compensation expense determined under fair-value-based method for all awards, net of tax	(137)	(264)	(456)
Pro forma net income (loss)	20,329	5,063	(2,528)
Basic earnings per share, as reported	1.95	0.51	(0.23)
Basic earnings per share, pro forma	1.93	0.48	(0.24)
Diluted earnings per share, as reported	1.91	0.50	(0.23)
Diluted earnings per share, pro forma	1.90	0.48	(0.24)

The per share weighted average fair value of stock purchase rights granted during 2003 and 2002 was Eur 2.06 and Eur 7.04, respectively, on the date of grant using the Black Scholes option-pricing model based on the following weighted average assumptions.

	2003	2002
Expected dividend yield	-	-
Expected volatility factor	50%	50%
Risk free interest rate	2.08%	3.95%
Expected life in months	58	-

u. New Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("SFAS No.123R"), which revised SFAS No.123, *"Accounting for Stock-Based Compensation"*. This statement supercedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees"*. The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of income. The revised statement is effective as of the first interim period beginning after June 15, 2005. The adoption in 2005 will not have a material effect on the Company's financial statements.

v. Risks and Uncertainties

Nature of operations

The Company is active in a rapidly changing market and depends on the cyclical demand of the semiconductor and electronic assembly industries, which may affect its financial condition and results of operation. Furthermore, the market for the Company's products is characterized by rapidly changing technology. The Company's future success will depend upon its ability to enhance its existing products and to develop and introduce new products to meet customer requirements and address technological developments.

Customer Concentration

The Company markets and sells its products to a broad base of customers including original equipment manufacturers (OEMs), and component manufacturers. The Company anticipates that a significant portion of its revenues will continue to be derived from a relatively small number of customers (Note 12). A loss of, or reduction or delay in, orders from these or other significant customers, including reductions or delays due to market, economic or competitive conditions in the semiconductor or electronic assembly industries, could have a material adverse effect on the Company's business and financial statements as a whole.

International Operations

The Company's business is conducted world-wide, primarily in Europe, Japan, Rest of Asia and the United States. As a result, the Company's revenues and profits are, to a very high degree, subject to the general economic conditions in such areas. There can be no assurance that a change in the economic conditions within one or more of these areas will not have a material adverse effect on the Company's business, financial condition and results of operations. Further, the Company's business may be adversely affected by risks inherent in international operations, including fluctuations in currency exchange rates, transportation delays or interruptions from international suppliers, various regulatory requirements, political and economic changes, greater difficulties in trade accounts receivable collection, and possibly adverse tax consequences.

Inventories

The Company maintains a level of inventory of which some portion may be for certain products in excess of the Company's current requirements based on the recent level of sales. Management closely monitors the inventory levels, taking into consideration the industry market conditions, and believes no additional loss will be incurred on its disposition over the amounts provided for in 2004. No estimate can be made of a range of amounts of loss that are reasonably possible should the market conditions in the semiconductor or electronic assembly industries deteriorate from the current level of sales.

Concentration of Credit Risks
The Company sells products to customers located throughout the world. The Company in many cases does not require collateral. The Company maintains credit procedures to evaluate the credit worthiness of prospective customers and monitors closely the collection of accounts receivable. Issues regarding customer accounts are immediately brought to the attention of management for resolution.

w. Net Earnings per Share

The Company reports basic and diluted earnings per share ("EPS"). Basic EPS is based on the weighted average number of shares outstanding during the periods, while diluted EPS additionally includes the dilutive effect of the Company's outstanding stock options computed using the treasury stock method.

(in thousands of Euro)

2. Inventories

Inventories consisted of the following:

December 31,	2004	2003
Raw materials	7,933	5,790
Work-in-progress	7,612	4,395
Finished goods	4,499	3,751
	20,044	13,936
Less allowance for excess and obsolete inventory	(1,981)	(3,255)
Net inventories	**18,063**	**10,681**

3. Net Property and Equipment

Property and equipment consisted of the following:

December 31,	2004	2003
Land	615	615
Buildings	10,322	9,297
Machinery and equipment	2,712	2,547
Computers, vehicles and furniture	3,912	3,701
	17,561	**16,160**
Less accumulated depreciation and amortization	(7,427)	(6,964)
Net property and equipment	**10,134**	**9,196**

The depreciation expense of property and equipment for the years ended December 31, 2004, 2003 and 2002 was Euro 612, Euro 481 and Euro 686, respectively.

(in thousands of Euro

4. Other Current Liabilities

Other current liabilities consisted of the following:

December 31,	2004	2003
Current portion warranty provision	953	-
Payable with respect to acquired intangible assets	2,250	-
Other	371	385
Total	3,574	385

5. Income Taxes

Income tax expense consisted of the following:

Years ended December 31,	2004	2003	2002
Current			
Belgium	354	-	(14)
Rest of the world	3,672	1,304	682
	4,026	1,304	668
Deferred			
Belgium	3,676	(171)	(48)
Rest of the world	25	(492)	-
	3,701	(663)	(48)
Income tax expense	7,727	641	620

Income (loss) before taxes was derived from the following sources:

Years ended December 31,	2004	2003	2002
Belgium	10,671	(2,151)	(4,721)
Rest of the world	17,522	8,119	2,899
	28,193	5,968	(1,822)

(in thousands of Euro)

The actual income tax expense for the years ended December 31, 2004, 2003 and 2002 differs from the "expected" tax computed by applying the Belgian corporate income tax rate of 33.99% to income before taxes in the years ended December 31, 2004 and 2003, and by applying the Belgian corporate income tax rate of 40.17% to income before taxes in the year ended December 31, 2002 as follows:

Years ended December 31,	**2004**	**2003**	**2002**
Computed "expected" tax expense (benefit)	9,583	2,028	(732)
Deductions related to changes in Belgium Corporate Tax rate to 33.99% as of fiscal year 2003	-	-	688
Investment credits	(184)	(129)	(301)
Tax on undistributed earnings	388	66	(28)
Increase (decrease) in valuation allowance	(623)	(982)	172
Disallowed expenses	235	133	70
Non-deductible stock-based compensation expense	-	-	149
Differences in foreign tax rates	(1,672)	(740)	449
Other	-	265	153
Income tax expense	**7,727**	**641**	**620**

As of the fiscal year 2003, Belgian Corporate Tax rate has been reduced to 33.99% from 40.17%. As a result of the enactment of this new Corporate Tax rate on December 31, 2002, the deferred tax assets and liabilities of the Company have been reduced accordingly.

In thousands of Euro

Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by current tax laws and regulations. The tax effects of the temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

December 31,	2004	2003
Deferred tax assets		
Intra-Group profit in inventory	306	238
Tax operating loss carryforwards	1,157	5,236
Intangible assets	776	664
Other	277	161
Total gross deferred tax assets	2,516	6,299
Less valuation allowance	-	(623)
Total net deferred tax assets	2,516	5,676
Deferred tax liabilities		
Inventory cost adjustments	(226)	(175)
Accelerated tax depreciation of property and equipment	(1,252)	(1,148)
Deferred undistributed earnings of subsidiaries	(742)	(354)
Other	(23)	(25)
Total deferred tax liabilities	(2,243)	(1,702)
Net deferred tax assets	273	3,974

The Group considers that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets with respect to tax operating loss carryforwards.

The valuation allowance for net deferred tax assets decreased by Euro 623 and Euro 982 during the years 2004 and 2003 respectively. The subject decrease in 2004 is mainly explained by the release of a valuation allowance on deferred tax assets in our US subsidiary following the improved business conditions and outlook for 2005, whereas the decrease in 2003 was related to the release of a valuation allowance on deferred tax assets in our Japanese subsidiary for the same reason.

The Group has available net operating loss carryforwards, totaling approximately Euro 3.6 million, of which Euro 2.5 million may be carried forward indefinitely. The remainder of Euro 1.1 million will expire in the years through 2024. None of the net operating loss carryforwards have started to expire at December 31, 2004.

(in thousands of Euro)

6. Credit Facilities

The Group is able to draw down funds from lines of credit available in Belgium. The total borrowing capacity of these facilities at December 31, 2004 and 2003 amounted to Euro 2,256 and Euro 5,756, respectively. The interest rates applicable to these credit lines are the market rates. Revisions to the interest rates are based on market fluctuations.

During 2004 and 2003, the Company had zero outstanding under the line of credit facilities and other short-term borrowings.

The weighted average cost of short-term debt, including the current portion of long-term debt, at December 31, 2004 and 2003 approximated 6.99%.

7. Leases

The Company has several non-cancelable operating leases, primarily for motor vehicles and office premises, which expire over the next three to five years. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expenses for operating leases (except those with lease terms of a month or less that were not renewed) amounted to Euro 868, Euro 734 and Euro 733 for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments under non-cancelable operating leases (with initial remaining lease terms in excess of one year) as of December 31, 2004 are:

	Operating Leases
Year ending December 31,	
2005	787
2006	492
2007	370
2008	355
2009	349
Total minimum lease payments	**2,353**

(in thousands of Euro)

8. Long-Term Debt

Long-term debt consisted of the following obligations:

December 31,	2004	2003
Construction loan due December 2005 With interest at 7.50% (1)	37	74
Loan from bank due December 2005 With interest at 7.25% (2)	42	84
Construction loan from bank due February 2006 With interest at 7.60% (3)	74	112
Construction loan from bank due March 2012 With interest at 6.30% (4)	1,568	1,734
Construction loan from bank due March 2012 With interest at 6.30% (5)	3,450	3,814
Total	5,171	5,818
Less current portion	(681)	(647)
Long-term debt, excluding current portion	4,490	5,171

(1) This construction loan for premises of the Company is held with Dexia Bank. Interest is payable quarterly on the principal outstanding. Principal of Euro 37 is repayable annually with a final repayment in December 2005 of Euro 37.

(2) The loan from Fortis bank, due December 2005 was obtained to finance the acquisition of land. Interest is payable quarterly. Principal of Euro 42 is repayable annually with a final repayment in December 2005 of Euro 42.

(3) The loan repayable in February 2006 is held with Fortis Bank. The loan was taken out to finance the construction of premises of the Company. Interest is payable quarterly. The principal is repayable in annual installments of Euro 37.

(4) The loan of Euro 2.0 million from Dexia Bank, repayable in March 2012 was taken out to finance the construction of the new premises of the Company. The total quarterly installments, including interest, amount to Euro 68.

(5) The loan of Euro 4.4 million from Dexia Bank, also repayable in March 2012 was taken out to finance the construction of the new premises of the Company. The total quarterly installments, including interest, amount to Euro 149.

(in thousands of Euro)

The estimated fair value of long-term debt is approximately Euro 5,499 and Euro 6,058 at December 31, 2004 and 2003, respectively. The estimated fair value of debt is based on borrowing rates currently available with similar terms and average maturities.

The aggregate maturities of long-term debt for the year ending December 31, 2005 and each of the subsequent years ending December 31, are as follows:

2005	681
2006	638
2007	640
2008	681
2009	725
2010 and thereafter	1,806
Total	**5,171**

9. Stockholders' Equity

Common shares have no par value. Each share has one voting right attached to it, and there is only one class of common shares. Under Belgian law, the capital structure of the Company, including the number of shares authorized and outstanding, is adopted in the Company's Articles of Association and may be changed by the shareholders. Until July 7, 2007, the Board is permitted to increase the capital of the Company by a maximum of Euro 3,574 without obtaining the consent of the shareholders.

Common shares

Following the 2002 Personnel Stock Option Plan (Note 10) the Company issued 19,500 common shares, namely :

- on June 4, 2004, issue of 16,000 new common shares for Euro 72 (capital of Euro 6 and additional paid-in capital of Euro 66).
- on December 16, 2004, issue of 3,500 new common shares for Euro 14 (capital of Euro 1 and additional paid-in capital of Euro 13).

At December 31, 2004 the total number of common shares outstanding was 10,527,310.

At December 31, 2004 and 2003, management owned approximately 11.1% and 15.7%, respectively, of the outstanding common shares of ICOS. In addition, non-management directors and affiliates owned approximately 16.4% and 18.2% of the outstanding common shares of ICOS at December 31, 2004 and 2003, respectively. Private and institutional investors own the remainder of the shares.

Legal reserves

Included in the retained earnings are legal reserves of Euro 1,079 at December 31, 2004. Under Belgian Law, such reserves are not available for distribution to shareholders.

10. Employee Stock Option Plans

a. 2002 Personnel Stock Option Plan

On November 15, 2002, the Board of Directors decided to set up a Personnel Stock Option Plan in the context of which a maximum of 250,000 new shares may be issued.

The Personnel Stock Options are securities that are not as such regulated in the Belgian Company Code. They consist of a right to subscribe for a share, such right having all characteristics of a warrant, it being understood, however, that the Company upon the exercise of a Personnel Stock Option may sell one existing share of the Company. Each Personnel Stock Option entitles the holder thereof to one share, it being understood that the obligation of the Company to proceed to the issue of a new share upon the exercise of a Personnel Stock Option, lapses if, and as of the moment that, the Company within a certain period of time as of notification of the exercise, has proceeded, or has allowed a third party to proceed, to the sale of one existing share of the Company in consideration for the exercise price. Upon the exercise of a Personnel Stock Option, one existing share will be delivered (rather than a new share issued) to the relevant holder of the Personnel Stock Options if, and to the extent that:

(i) the Company at the end of the relevant exercise period, holds its own shares; and (ii) the Company believes that it may validly transfer such shares to the holder of the Personnel Stock Options that have been exercised; and (iii) the Company has purchased the shares that would be sold to the holder of the Personnel Stock Options that have been exercised, at a price that is lower than the exercise price of the Personnel Stock Cptions.

The offer of an aggregate of 245,300 Personnel Stock Options has been accepted on February 17, 2003 by the beneficiaries. Out of such 245,300 Personnel Stock Options, 25% are exerciseable under certain conditions from January 1, 2004 until December 5, 2009, 25% are exerciseable under certain conditions from January 1, 2005 until December 5, 2009, 25% are exerciseable under certain conditions from January 1, 2006 until December 5, 2009, and 25% are exerciseable under certain conditions from January 1, 2007 until December 5, 2009.

(in thousands of Euro)

The exercise price of the Personnel Stock Options amounts to U.S. dollar 5.50.

During the year 2004, an aggregate of 19,500 of Personnel Stock Options has been excercised (Note 9).

b. 1997 Employee Stock Purchase Plan

In April 1997, the Company had established a 1997 Employee Stock Purchase Plan (the "1997 Plan"). In connection with this Plan, in April and May 1997, the Company sold to N.V. Fortis Private Equity ("FPE"), 773,764 shares of common stock at a price of Euro 1.2 per share under an arrangement whereby FPE was holding these shares for resale to employees of the Company. Concurrently with the sale, FPE granted the right to purchase the 773,764 shares to a committee of senior management of the Company (the "Committee") exerciseable on or before May 31, 2002.

A summary of the Plan transactions during the year ended December 31, 2002 follows:

2002	Number of shares	Weighted average exercise price
Outstanding at beginning of year	136,983	1.59
Granted	7,427	1.76
Exercised	(137,231)	1.61
Forfeited	(7,179)	1.44
Outstanding at end of year	-	-
Available for grant at year-end	-	

All rights were exercised in the year they became exerciseable. Employees who exercised their rights must hold the shares for a period of two years, following which they may be sold without restriction.

Compensation expense was recorded on these rights in 2002 of Euro 370.

(in thousands of Euro)

11. Segment Disclosures and Related Information

The Company has adopted the disclosure requirements of SFAS No. 131, *Disclosure about Segments of an Enterprise and Related Information.* The Group operates in the machine vision industry. This involves the development, manufacture, sale and support of machine vision and inspection systems for the semiconductor and electronic assembly industries. Until 2003, we reported revenues for three product categories: board-level products, system-level OEM products and stand-alone inspection machines. Going forward, we will combine our board-level and system-level products into one product group named inspection modules and we will report the stand-alone inspection machines in a second category, named inspection systems. As these product lines are inter-related and integrated from a R&D, selling and production standpoint, the operating profitability of the Company is monitored on an integrated basis. Therefore, management considers that based on these aggregation criteria, only one reportable segment is applicable.

Disclosure of revenues by product line:

Years ended December 31,	2004	2003	2002
Inspection Modules	20,742	12,960	9,065
Inspection Systems	68,584	31,797	21,485
Total	89,326	44,757	30,550

Disclosure of Geographic Information:

Revenues by Destination

Years ended December 31,	2004	2003	2002
Germany	13,069	8,126	5,035
Belgium	202	262	10
Other European Countries	4,068	2,668	2,865
United States	5,475	4,779	1,537
Japan	24,717	7,169	5,958
Taiwan	12,046	7,943	6,537
SMT (Singapore, Malaysia & Thailand)	13,404	7,576	2,473
Other Foreign Countries	16,345	6,234	6,135
Total	89,326	44,757	30,550

Long-Lived Assets

December 31,	2004	2003	2002
Belgium	9,705	8,928	9,088
Other Countries	429	268	497
Total	10,134	9,196	9,585

(in thousands of Euro)

12. Significant Customers

The Company had three significant customers, namely Marubun Corporation, Intel and Siemens AG, who accounted for approximately 26%, 12% and 10%, respectively, of revenues during the year ended December 31, 2004.

The Company had two significant customers, namely Siemens AG and Marubun Corporation, who accounted for approximately 12% and 11%, respectively, of revenues during the year ended December 31, 2003.

The Company had three significant customers, namely Marubun Corporation, Samsung Electronics and Siemens AG, who accounted for approximately 15%, 11% and 11%, respectively, of revenues during the year ended December 31, 2002.

13. Commitments and Contingencies

SCANNER litigation

In July 2000, the Company was served with a Summons and Complaint by Scanner Technologies Corporation ("Scanner") in the United States District Court, Southern District of New York. The Complaint alleged that certain of the Company's products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757. Although the Company believes that its technology and products do not infringe any of these patents, the Company partially settled the case in May 2003 for the majority of the systems the Company sold in the United States, those containing one light source.

The Company had recorded provisions in respect of related legal expenses amounting to appoximately Euro 0.5 million at December 31, 2002 and the settlement fee of U.S. dollar 0.4 million was paid in 2003 and was fully covered by these provisions.

For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that the Company was not infringing the patents. Scanner appealed this ruling in 2003 and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court's summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner Technologies' patents at issue covered stereo vision inspection systems with illumination from one or more light sources, and remanded the case to the District Court for further proceedings based upon this new construction.

The Appeals Court ruling did not address whether any of the Company's products infringe any patent claims of Scanner Technologies or whether any of those claims, including those relating to one or more light sources, are valid or enforceable. While the Company continues to believe that it does not infringe any valid or enforceable patents of Scanner Technologies, ongoing litigation can be costly and time consuming, and the Company cannot guarantee that it will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems the Company has sold in the United States, and enjoin the Company from further selling the infringing products or otherwise infringing Scanner's patents in the United States. The Company intends to continue to vigorously defend its interests. No provision in respect of related legal expenses has been recorded at December 31, 2004.

Chapter 5

Summary version of Statutory Accounts according to Belgian GAAP

ICOS VISION SYSTEMS CORPORATION NV

The following pages are extracts of the statutory annual accounts of ICOS Vision Systems Corporation NV for the years ended December 31, 2004 and 2003, prepared in accordance with accounting principles generally applied in Belgium. The management report of the Board of Directors addressed to the Annual General Meeting of Shareholders, the statutory annual accounts of ICOS Vision Systems Corporation NV, as well as the Statutory Auditors' Report, will be filed with the National Bank of Belgium within the statutory periods, subject to former Shareholders approval at the Annual General Meeting on May 10, 2005.

The statutory Auditors' Report is unqualified and certifies that the non-consolidated statutory annual accounts of ICOS Vision Systems Corporation NV for the year ended December 31, 2004 give a true and fair view of the financial position and results of the company in accordance with all applicable legal and regulatory requirements.

Summary version of Statutory Accounts according to Belgian GAAP

In thousands of Euro

	December 31,	2004	2003
Assets			
III.	Tangible assets	615	615
IV.	Financial assets	19,807	19,753
VII.	Amounts receivable within one year	92	95
VIII.	Investments	14,000	17,300
IX.	Cash at bank and in hand	429	57
X.	Deferred charges and accrued income	126	14
		35,069	**37,834**
Liabilities			
I.	Capital	3,667	3,660
II.	Share premium account	21,735	21,656
IV.	Reserves	366	366
V.	Profit carried forward	8,434	8,854
		34,202	**34,536**
VIII.	Amounts payable after more than one year	-	42
IX.	Amounts payable within one year	859	3,208
X.	Accrued charges and deferred income	8	48
		35,069	**37,834**

Summary version of Statutory Accounts according to Belgian GAAP

(in thousands of Euro)

	2004	2003
I. Operating income		
A. Turnover	2,209	2,168
D. Other operating income	87	94
Total operating income	**2,296**	**2,262**
II. Operating charges		
B. Services and other goods	1,283	1,220
C. Remuneration, social security costs and pensions	1,458	1,438
G. Other operating charges	4	-
Total operating charges	**2,745**	**2,658**
III. Operating result	(449)	(396)
IV. Financial income	312	431
V. Financial charges	(81)	(21)
VI. Profit (Loss) on ordinary activities before taxes	(218)	14
IX. Profit (Loss) for the period before taxes	(218)	14
X. Income Taxes	(70)	-
XI. Profit (Loss) for the period	(288)	14
XIII. Profit (Loss) for the period available for appropriation	(288)	14
Result Appropriation		
A. Profit to be appropriated	8,566	8,928
1. Gain (Loss) for the period available for appropriation	(288)	14
2. Profit brought forward	8,854	8,914
D. Result to be carried forward	8,434	8,854
F. Distribution of profit	132	74
3. Other allocations	132	74

Shareholder information

Corporate Headquarters

ICOS Vision Systems Corporation NV
Research Park Haasrode, Zone 1
Esperantolaan 8
3001 Heverlee, Belgium
Tel. +32 16 39 82 20
Fax +32 16 40 00 67
www.icos.be - info@icos.be

Stock Exchange Listing

The Company's Common Stock is traded on the Nasdaq National Market, Nasdaq Europe (till August 15, 2003) and Euronext (as from June 4, 2003) under the symbol 'IVIS'.

Additional Information

Copies of the Company's Annual Report on Form 20-F to be filed with the U.S. Securities and Exchange Commission, will be available on request by contacting:

Investor Relations
ICOS Vision Systems Corporation NV
Belgium
Tel. +32 16 39 82 95
Fax +32 16 39 82 10
investor.relations@icos.be

Financial Information
ICOS Vision Systems Corporation NV
Mr. Dominique Vercammen
Finance Manager
Belgium
Tel. +32 16 39 82 24
Fax +32 16 39 82 10

A Dutch copy of this annual report is also available on request.

Transfer Agent

Information concerning lost stock certificates, change of address, account status, or other questions regarding your stock in ICOS Vision Systems Corporation NV should be directed to the Company's transfer agent:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660, USA
www.melloninvestor.com

Independent Registered Public Accounting Firm

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren,
represented by Mr. Jos Briers,
Hasselt, Belgium

Legal Counsels

Brown Rudnick Berlack Israels LLP
Boston, MA, USA

Eubelius
Brussels, Belgium

Liquidity Support

In compliance with Euronext's recommendations and in the interest of maintaining maximum liquidity of the shares, the Company entered in 2003 into a liquidity providing contract with Petercam NV.

Financial Services

Petercam NV
Brussels, Belgium

KBC Bank NV
Brussels, Belgium

Annual General Meeting

The Annual General Meeting of Shareholders of ICOS Vision Systems Corporation NV will be held on Tuesday May 10, 2005 at 11:00 am, Esperantolaan 8, 3001 Heverlee, Belgium.

Stock Price Information

The following table shows the reported quarterly high and low sales prices per share of the Company's common stock for the period of January 1, 2003, until December 31, 2004 as reported by Nasdaq, Nasdaq Europe (till August 15, 2003) and Euronext (as from June 4, 2003).

Fiscal year ended December 31, 2003

2003	Nasdaq in U.S. Dollars Jan 1 - Dec. 31, 03		Nasdaq Europe in U.S. Dollars Jan 1 - Aug. 15, 03		Euronext in Euro June 4 - Dec. 31, 03	
	Highest	**Lowest**	**Highest**	**Lowest**	**Highest**	**Lowest**
quarter 1	5.60	4.50	5.60	4.00		
quarter 2	7.90	5.05	7.78	4.93	6.94	6.20
quarter 3	10.84	6.91	8.63	7.05	9.55	6.10
quarter 4	18.30	9.41			14.50	8.30

Fiscal year ended December 31, 2004

2004	Nasdaq in U.S. Dollars Jan 1 - Dec. 31, 04			Euronext in Euro Jan 1 - Dec. 31, 04	
	Highest	**Lowest**		**Highest**	**Lowest**
quarter 1	36.35	18.40		26.59	14.40
quarter 2	33.00	25.05		27.50	21.50
quarter 3	31.15	18.75		25.55	16.12
quarter 4	29.63	20.01		22.00	15.75

Special note regarding forward-looking statements

Certain statements in this annual report, including those contained in the letter to Shareholders, constitute forward looking statements, including statements about the Company's plans, objectives, expectations and intentions. The cautionary statement made in this note should be read as being applicable to all related forward-looking statements wherever they appear in this report. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the company's dependence on the cyclical semiconductor and electronic assembly industries, possible quarterly fluctuations in operating results, risk associated with development of new products, rapid technological change, the early stage of market development of certain applications of the Company's products, the Company's reliance on OEM Customers and the lengthy sales cycles of those customers, dependence on limited sources of supply for certain components, dependence upon outside contractors, customer concentration, proprietary technology and intellectual property risks, competition, risks associated with management of growth and possible future acquisitions, the ability of the Company to attract and retain key personnel, risks associated with multinational operations and currency exchange rate fluctuations, and other factors set forth from time to time in the Company's filings with the U.S. Securities and Exchange Commission.

ICOS Offices Europe

ICOS Vision Systems Corporation NV
Holding Company
Corporate Headquarters
Research Park Haasrode
Esperantolaan 8
3001 Heverlee, Belgium
Tel. (+32) 16 39 82 20
Fax (+32) 16 40 00 67

ICOS Vision Systems NV
Research Park Haasrode
Esperantolaan 8
3001 Heverlee, Belgium
Tel. (+32) 16 39 82 20
Fax (+32) 16 40 00 67

ICOS Vision Systems GmbH
Bajuwarenring 21
82041 Oberhaching/Munich,
Germany
Tel. (+49) 89 613 75 90
Fax (+49) 89 625 28 25

Distributors Europe

- PTS Ltd., UK

ICOS Offices US

ICOS Vision Systems Inc.
2000 Wyatt Drive – Suite 13
Santa Clara, CA 95054, USA
Tel. (+1) 408 567 95 11
Fax (+1) 408 567 95 12

Distributors US

- Capris Engineering, Costa Rica

ICOS Offices Asia

ICOS Vision Systems Ltd.
13F, Yokohama Nishiguchi, KN Bldg.
2-8-4 Kitasaiwai
Nishi-Ku, Yokohama, 220-0004
Japan
Tel. (+81) 45 316 01 23
Fax (+81) 45 316 01 43

ICOS Vision Systems Pte. Ltd.
Tech Place II
Block 5002 # 02-12
Ang Mo Kio Avenue 5
Singapore 569871
Tel. (+65) 6484 54 10
Fax (+65) 6484 54 13

ICOS Vision Systems Limited
2nd Floor, Prosperity Centre
77-81 Container Port Road
Kwai Chung, New Territories
Hong Kong
Tel. (+852) 2793 1339
Fax (+852) 2950 9157

ICOS Vision Systems (Shenzhen) Co. Ltd.
2F & 3F, Block 2
King Wing Tat Technology Ind. Park
Gangtou, Bantian, Buji
Shenzhen 518129, China
Tel. (+86) 755 8974 7468
Fax (+86) 755 8974 7438

ICOS Vision Systems Korea Co. Ltd.
Room 501-1, Deokin Boulevard # 537-2
Yatap-dong, Bundang-gu
Seongnam-si, Kyeonggi-do
Korea
Tel. (+82) 31 703 9394
Fax (+82) 31 703 8881

Distributors Asia

- Hauman Enterprises Co., Ltd., Taiwan
- Hauman International Trading Ltd., China
- Kestronics Kuala Lumpur
- Kestronics Penang
- Marubun Corporation (Japan)
- Semateq Philippines

Exhibit 2

ICOS Vision Systems Corporation NV
Esperantolaan 8
3001 Heverlee

Annual Report of the Board of Directors of ICOS Vision Systems Corporation NV to the Annual General Meeting of 2005 regarding the financial year 2004.(1)

General.
We have the honor to report on the activities of our Company, ICOS Vision Systems Corporation NV (IVSC), during the financial year 2004, and pursuant to the applicable legislation and the Articles of Association, submit to your approval the annual accounts closed on December 31, 2004.

Results obtained during the financial year.
The financial year 2004 closed with a loss of EUR 287.982,17 as opposed to a profit of EUR 13.506,06 for the financial year 2003. The operating income of the financial year 2004 amounted to EUR 2.296.036,99. This is a slight increase in comparison to the previous financial year when an operating income of EUR 2.261.662,87 was realized. This increase was due to the higher activity level under the services agreement concluded with ICOS Vision Systems NV. As a result of the exercise of 19.500 options related to the "ICOS Vision Systems Corporation NV 2002 Stock Option Plan" in favor of certain employees, the capital of the Company has been increased to EUR 3.666.703,53 represented by 10.527.310 shares. The balance sheet total per December 31, 2004 amounted to EUR 35.069.372,26 as opposed to a balance sheet total per December 31, 2003 of EUR 37.833.613,73.

Comments on the annual accounts and the developments.
At the end of the last financial year IVSC held all but one share of ICOS Vision Systems NV. The remaining share was held by Mr. Jos Verjans. ICOS Vision Systems NV acquired in June 2004 all rights of the 2D Wafer Inspection Technology from Siemens AG for a total amount of EUR 6,25 million. IVSC also held all shares of ICOS Vision Systems GmbH (previously, Qtec Industrie-Automation GmbH). This situation did not change. ICOS Vision Systems GmbH is a company that serves as a research and development center within the group and that is an essential center of know-how regarding digital signal processing, optics and inspection algorithms.

IVSC held all shares of ICOS Vision Systems Ltd. in Hong Kong and ICOS Vision Systems Pte. Ltd. in Singapore. The operations of ICOS Vision Systems Ltd. in Hong Kong include research and development, logistics and sales activities. In March 2004 we acquired through ICOS Vision Systems Ltd. a production plant in Shenzhen, China. This company, ICOS Vision Systems (Shenzhen) Co. Ltd. performs the final assembly of several of our inspection systems.

(1) The English version is translated from the original Dutch version and is for information purposes only.

ICOS Vision Systems Corporation NV
Esperantolaan 8
3001 Heverlee

ICOS Vision Systems Pte. Ltd. in Singapore provides sales and support services in the area Singapore, Malaysia and Thailand.

In April 2004 IVSC has incorporated a new subsidiary ICOS Vision Systems Korea Co. Ltd. for a total investment of EUR 54.527,08. IVSC holds all shares of this new company. This subsidiary provides sales and support services in South Korea.

Given the positive situation of the capital and reserves of all subsidiaries, the Board of Directors is of the opinion that there is no reason for a reduction in value of the participations held in all above mentioned participations.

In July 2000, the Company was served with a Summons and Complaint by Scanner Technologies Corporation ("Scanner") in the United States District Court, Southern District of New York. The Complaint alleged that certain of the Company's products, which relate to stereo vision inspection of ball grid array, chip scale package and bumped wafer products, infringe U.S. Patent Numbers 6,064,756 and 6,064,757.

Although the Company believes that its technology and products do not infringe any of these patents, the Company partially settled the case in May 2003 for the majority of the systems the Company sold in the United States, those containing one light source.

For the remainder of the systems, those containing two light sources, the District Court ruled in summary judgment that the Company was not infringing the patents. Scanner appealed this ruling in 2003 and on April 23, 2004, the United States Court of Appeals for the Federal Circuit vacated the District Court's summary judgment decision on a narrow issue of patent claim construction, ruling that a literal reading of Scanner Technologies' patents at issue covered stereo vision inspection systems with illumination from one or more light sources, and remanded the case to the District Court for further proceedings based upon this new construction.

The Appeals Court ruling did not address whether any of the Company's products infringe any patent claims of Scanner Technologies or whether any of those claims, including those relating to one or more light sources, are valid or enforceable. While the Company continues to believe that it does not infringe any valid or enforceable patents of Scanner Technologies, ongoing litigation can be costly and time consuming, and the Company cannot guarantee that it will prevail. If Scanner were to prevail, it could obtain damages or expenses relating to the limited number of systems the Company has sold in the United States, and enjoin the Company from further selling the infringing products or otherwise infringing Scanner's patents in the United States.

Given the fact that the Company believes that it is not infringing any of Scanners' patents, and given the fact that the Company intends to vigorously defend its interests, the Board of Directors decided not to record any provision for legal expenses at

December 31, 2004. The Board of Directors are of the opinion that a possible negative outcome, would not have a material effect on the company's financial statements.

Conflict of interest

At the meeting of the Board of Directors of 13 May 2004, it was deliberated on a matter that was raising with respect to the Chairman, Mr. Jos Verjans, a conflict of interests within the meaning of article 523 of the Company Act. For the sake of completeness the Board of Directors wishes to point out that at the date of closing, the planned transaction that was decided on 13 May 2004, has not yet taken place and that as a matter of consequence, on 31 December 2004, the company has neither incurred costs nor current commitments vis-à-vis third people.

The minutes of the meeting of the Board of Directors of 13 May 2004 is to be found integrally in this report.

Report of the meeting of 13 May 2004

Present: *Anton De Proft, Managing Director*
Andre Oosterlinck, Director
Exeter International N.V., Director
represented by P. de Vrée
Fred Chaffart, Director
Gust Smeyers, Director

Absent: Jos Verjans, Chairman

The attending directors appoint Mr. Fred Chaffart as temporary chairman for this meeting.

The attending directors declare that they consider themselves as validly called for the meeting of the Board. They confirm unanimously and explicitly to wish to deliberate on the sole item of the agenda, namely a proposal of approval of a F-3 statement in the matter of the placing of existing shares and a draft agreement with the US business bank Needham & Company as far as the guidance on such investment is concerned.

Prior to the meeting of the Board, Mr. Verjans has declared as follows to the other members of the Board, as well as to the auditor.

"A meeting of the board of directors is planned soon, with as sole items on the agenda a proposal of approval of a F-3 statement relating to the placing of existing shares and an agreement with the US business bank Needham & Company regarding the guidance on said investment.
I myself am interested in selling a number of shares within the framework of this investment. I can agree with the following deal:

- Needham is appointed as sales agent.
- On the one hand the Company pays the costs of drawing up and filing of a F-3, as well as the costs Needham will incur within the framework of the investment (inclusive of counsels), up to USD 25,000.
- On the other hand I shall pay, as selling shareholder, the 4% sales commission and I commit myself also to sell the shares to [sellers] to be indicated by Needham and the company together, provided this sale takes place at or above an agreed minimum price.
- The company and myself are entering together into the indemnification commitment with respect to Needham.

Whereas the respective interests that are reconciled in this agreement are not necessarily totally identical, I am taking the view that there might be a conflict of interests between me and the Company. I am henceforth proposing that at the meeting of the Board, the procedure provided in article 523 of the Company Act would be applied. I shall henceforth not participate in the deliberation or voting at that meeting."

The attending directors take note of the aforementioned statement and of the fact that Mr. Jos Verjans does not participate in this deliberation for the above-indicated reason.

Next the attending directors verify that as a consequence of the (US) rules applicable to companies listed on the US NASDAQ market, one has here a related-party transaction and only independent directors can decide hereupon. Upon this Messrs. De Proft and Smeyers terminate also their participation in the meeting.

The remaining directors proceed then to the discussion of the agenda.

The Company has thought upon possibilities to increase the free float on the US NASDAQ stock exchange. It has heard that Mr. Verjans would be ready to sell a given package of his shares.

The Board takes the view that generally speaking, if an important shareholder wishes to sell a package of shares that is substantial as compared to the average daily volume traded on the stock exchange, it is in the interest of the company and its shareholders that such sale would take place in a structured manner, in order not to interfere with the price formation of the share at the stock exchange.

Specifically with regard to the planned transaction, the Board takes the view that an increase of the free float and more specifically of the liquidity on the US NASDAQ market is in the interest of the company and its shareholders. The interests of the company on the one hand and those of Mr. Verjans on the other hand can according to the Board henceforth be reconciled through using the method described in the above-quoted statement.

(1) The English version is translated from the original Dutch version and is for information purposes only.

Such method implies an active collaboration of the Company to the placing of existing shares on the US market. The proprietary consequences thereof for the Company are in essence that it bears the costs associated to the drawing up and filing of the adaptation of the F-3 statement with the SEC, as well as the costs up to 25,000 USD that Needham & Company will incur within the framework of the investment (including the counsels' costs) and that together with the selling shareholder, it is entering into a commitment of indemnification, on the basis of which the company will be bound to indemnify Needham & Company (including among others its directors, management members, employees and workers) for said losses, damage, claims, costs and liabilities resulting from, or relating to, the commitments of Needham & Company as sales agent. With respect with this last commitment, the Board points out that indemnification provisions are a standard practice, when a US business bank is called in for the guidance on investments in the United States.

According to the Board, this method is in the interest of the company, as it is oriented to an increase of the free float and of the liquidity of the share and it allows the Company to let the shares for sale arrive at quality investors.

On these grounds, the attending directors approve unanimously the following decisions:

- *filing by the Company with the SEC of an adapted F-3 statement relating to the placing of existing shares (the draft of which will be forwarded to each of the members of the Board of Directors)*
- *agreement between the Company and the US business bank Needham & Company as far as the guidance as to such investment is concerned (the draft thereof was provided to each of the members of the Board of Directors)*

For the enforcement of these decisions, the Board is entrusting the Management with participating actively to a placing, if any, of Mr. Jos Verjans' existing shares on the US market, via the US business bank Needham & Company. The Board entrusts also the Management with the taking of all necessary actions to this end, including the signing of the aforementioned agreement with Needham & Company.

Allocation of the results.

The loss for the year available for appropriation amounts to EUR 287.982,17. After the carry forward of profits, the Board proposes to the shareholders not to distribute any dividends for the financial year 2004, in conformity with the policy of the Company since its introduction at the stock market.

After the carry forward of the profits brought forward of the preceding financial years amounting to EUR 8.853.989,62, the Board of Directors proposed to allocate to the employees of the company an amount of EUR 131.945,25 (after deduction of social securities and taxes) following the new profit sharing plan, in conformity with the Belgian Law of May 22, 2001 in respect of the participation in the capital and profits of companies. As a result the profit brought forward to the next fiscal year amounts to EUR 8.434.062,20.

(1) The English version is translated from the original Dutch version and is for information purposes only.

ICOS Vision Systems Corporation NV
Esperantolaan 8
3001 Heverlee

Research and development.
Given its activities IVSC NV does not perform any research and development.

Important events after the end of the financial year.
On January 31, 2005 IVSC received from its subsidiaries ICOS Vision Systems Pte. Ltd. in Singapore and ICOS Vision Systems Ltd. in Hong Kong an interim dividend of SGD 6.500.000 and HKD 45.000.000, respectively.

Statutory Auditor.
In the course of the year no additional fees have been charged to the Company by the statutory auditor or by a company linked with the statutory auditor.

Discharge.
We hereby request that you give discharge, by separate vote, to all directors and the statutory auditor for the performance of their mandate during the previous financial year.

Heverlee, February 16, 2005

Jos Verjans
Chairman of the Board of Directors

Anton DeProft
President and CEO

(1) The English version is translated from the original Dutch version and is for information purposes only.

				1	EUR		
NAT.	Date of the deposition	Nr.	PP.	B.	D.		C 1.

ANNUAL ACCOUNTS IN EUROS

NAME : *ICOS VISION SYSTEMS CORPORATION*

Legal Form : *Public Limited Company*

Address : *ESPERANTOLAAN* Nr : *8* Box :

Postal Code : *3001* Municipality : *Leuven*

Register : *TR* Office of the commercial court at : *LEUVEN* Nr. : *80.817*

Internet address * :

V.A.T.- or national number **BE 438.068.826**

DATE **23 / 07 / 1998** of the deposition of the deed of partnership OR of the most recent document mentioning the date of publication of the deed of partnership and of the act alternating the articles of association.

ANNUAL ACCOUNTS approved by the General Meeting of **10 / 05 / 2005**

concerning the financial year covering the period from 01 / 01 / 2004 till 31 / 12 / 2004

Preceding period from 01 / 01 / 2003 till 31 / 12 / 2003

The amounts of the preceding financial year are identical to those which have been previously published : yes / ~~no~~ **

COMPLETE LIST WITH name, first name, profession, residence-address (address, number, postal code, municipality) and position with the enterprise, OF DIRECTORS, MANAGERS AND AUDITORS

VERJANS JOS
ESDOORNLAAN 3, 8660 De Panne, BELGIUM
Director *Start of mandate: 14/05/2002*

SMEYERS AUGUST
STEENWEG OP BRUSSEL 110, 1860 Meise, BELGIUM
Director *Start of mandate: 14/05/2002*

OOSTERLINCK ANDRE
PARKLAAN 13, 3360 Lovenjoel, BELGIUM
Director *Start of mandate: 14/05/2002*

(continued if need be on page C 1bis.)

Enclosed to these annual accounts : - the annual report **
- the auditor's report **

Total number of pages deposited : *23* Numbers of the pages of the standard form not deposited for not being of service: *7, 11, 18*

Signature (name and position)	Signature (name and position)
DE PROFT ANTOON	***VERJANS JOS***
Managing Director	***Chairman of the Board of Directors***

* Optional statement.

ST OF DIRECTORS, MANAGERS AND AUDITORS (continued from p. C 1 .)

CHAFFART FRED
BREYNISSEMBERG 18, 3300 Tienen, BELGIUM
Director *Start of mandate: 14/05/2002*

EXETER INTERNATIONAL NV
STRAALSTRAAT 2, 2170 Merksem (Antwerpen), BELGIUM
Director *Start of mandate: 14/05/2002*

Represented by :

DE VREE P.
SMIDSESTRAAT 55, 9200 Grembergen, BELGIUM

KLYNVELD PEAT MARWICK GOERDELER
ILGATLAAN 7, 3500 Hasselt, BELGIUM
Auditor *Start of mandate: 14/05/2002* *End of mandate: 10/05/2005*

Represented by :

BRIERS JOS

DE PROFT ANTOON
NAAMSESTEENWEG 1, 3052 Blanden, BELGIUM
Managing Director *Start of mandate: 14/05/2002*

(continued if need be on p.C 1 ter.)

The managing board declares that no assignment neither regarding auditing nor adjusting has been given to a person who was not authorised by law, pursuant to art. 34 and 37 of the Law of 22nd April 1999 concerning the auditing and tax professions.

Have the annual accounts been audited or adjusted by an external accountant or auditor who is not a statutory auditor? YES / ~~NO~~[1]

If YES, mention here after : name, first names, profession, residence-address of each external accountant or auditor, the number of membership with the professional Institute ad hoc and the nature of this engagement. (A. Bookkeeping of the undertaking[2]; B. Preparing the annual accounts[2]; C. Auditing the annual accounts ; D. Adjusting the annual accounts).

If the assignment mentioned either under A (Bookkeeping of the undertaking) or B (preparing the annual accounts) is performed by authorised accountants or authorised accountants-tax consultants, information will be given on: name, first names, profession and residence-address of each authorised accountant or accountant-tax consultant, his number of membership with the Professional Institute of Accountants and Tax consultants and the nature of this engagement (A. Bookkeeping of the undertaking; B. Preparing the annual accounts).

Name, first name, profession, residence-address	Number of membership	Nature of the engagement (A, B, C and/or D)
ACCOUNTING & TAX PARTNERS BVBA (BE 475.026.024) *INDUSTRIEWEG 4 Box 5, 3001 Heverlee, BELGIUM* *External accountant*	*221955-N-01*	***A B***
Represented by :		
FORCEVILLE MARC *BOVENBOSSTRAAT 89, 3053 HAASRODE, BELGIUM*	*7464 2N57*	

1. BALANCE SHEET

ASSETS

	Codes	Period	Preceding period
FIXED ASSETS	20/28	20 422 095,68	20 367 568,60
I. Formation expenses (note I)	20		
II. Intangible assets (note II)	21		
III. Tangible assets (note III)	22/27	614 987,49	614 987,49
A. Land and buildings	22	614 987,49	614 987,49
B. Plant, machinery and equipment	23		
C. Furniture and vehicles	24		
D. Leasing and other similar rights	25		
E. Other tangible assets	26		
F. Assets under construction and advance payments	27		
IV. Financial assets (notes IV and V)	28	19 807 108,19	19 752 581,11
A. Affiliated enterprises	280/1	19 807 108,19	19 752 581,11
1. Participating interests	280	19 807 108,19	19 752 581,11
2. Amounts receivable	281		
B. Other enterprises linked by participating interests	282/3		
1. Participating interests	282		
2. Amounts receivable	283		
C. Other financial assets	284/8		
1. Shares	284		
2. Amounts receivable and cash guarantees	285/8		
CURRENT ASSETS	29/58	14 647 276,58	17 466 045,13
V. Amounts receivable after more than one year	29		
A. Trade debtors	290		
B. Other amounts receivable	291		
VI. Stocks and contracts in progress	3		
A. Stocks	30/36		
1. Raw materials and consumables	30/31		
2. Work in progress	32		
3. Finished goods	33		
4. Goods purchased for resale	34		
5. Immovable property acquired or constructed for resale	35		
6. Advance payments	36		
B. Contracts in progress	37		
VII. Amounts receivable within one year	40/41	91 723,47	95 317,65
A. Trade debtors	40	3 781,25	4 229,47
B. Other amounts receivable	41	87 942,22	91 088,18
VIII. Investments (notes V and VI)	50/53	14 000 000,00	17 300 000,00
A. Own shares	50		
B. Other investments and deposits	51/53	14 000 000,00	17 300 000,00
IX. Cash at bank and in hand	54/58	429 459,02	56 700,55
X. Deferred charges and accrued income (note VII)	490/1	126 094,09	14 026,93
TOTAL ASSETS	20/58	35 069 372,26	37 833 613,73

	Codes	Period	Preceding period
LIABILITIES			
CAPITAL AND RESERVES	10/15	34 202 151,63	34 536 010,54
I. **Capital** (note VIII)	10	3 666 703,53	3 659 878,53
A. Issued capital	100	3 666 703,53	3 659 878,53
B. Uncalled capital (-)	101		
I. **Share premium account**	11	21 735 398,06	21 656 154,55
I. **Revaluation surplus**	12		
/. **Reserves**	13	365 987,84	365 987,84
A. Legal reserve	130	365 987,84	365 987,84
B. Reserves not available for distribution	131		
1. In respect of own shares held	1310		
2. Other	1311		
C. Untaxed reserves	132		
D. Reserves available for distribution	133		
'. **Profit carried forward**	140	8 434 062,20	8 853 989,62
Loss carried forward (-)	141		
I. **Investment grants**	15		
PROVISIONS AND DEFERRED TAXATION	16		
I. A. **Provisions for liabilities and charges**	160/5		
1. Pensions and similar obligations	160		
2. Taxation	161		
3. Major repairs and maintenance	162		
4. Other liabilities and charges (note IX)	163/5		
B. **Deferred taxation**	168		
CREDITORS	17/49	867 220,63	3 297 603,19
I. **Amounts payable after more than one year** (note X)	17		42 141,90
A. Financial debts	170/4		42 141,90
1. Subordinated loans	170		
2. Unsubordinated debentures	171		
3. Leasing and other similar obligations	172		
4. Credit institutions	173		42 141,90
5. Other loans	174		
B. Trade debts	175		
1. Suppliers	1750		
2. Bills of exchange payable	1751		
C. Advances received on contracts in progress	176		
D. Other amounts payable	178/9		
. **Amounts payable within one year** (note X)	42/48	859 594,23	3 207 042,04
A. Current portion of amounts payable after more than one year	42	42 141,90	42 141,90
B. Financial debts	43		
1. Credit institutions	430/8		
2. Other loans	439		
C. Trade debts	44	344 065,31	64 572,99
1. Suppliers	440/4	344 065,31	64 572,99
2. Bills of exchange payable	441		
D. Advances received on contracts in progress	46		
E. Taxes, remuneration and social security	45	363 537,77	242 036,24
1. Taxes	450/3	149 594,73	85 157,80
2. Remuneration and social security	454/9	213 943,04	156 878,44
F. Other amounts payable	47/48	109 849,25	2 858 290,91
. **Accrued charges and deferred income** (note XI)	492/3	7 626,40	48 419,25
TOTAL LIABILITIES	10/49	35 069 372,26	37 833 613,73

2. INCOME STATEMENT
(presentation in vertical form)

	Codes	Period	Preceding period
I. Operating income	70/74	2 296 036,99	2 261 662,87
A. Turnover (note XII, A)	70	2 208 533,18	2 167 857,89
B. Increase (+); Decrease (-) in stocks of finished goods, work and contracts in progress	71		
C. Own construction capitalised	72		
D. Other operating income (note XII, B)	74	87 503,81	93 804,98
II. Operating charges (-)	60/64	(2 744 854,47)	(2 657 163,27)
A. Raw materials, consumables and goods for resale	60		
1. Purchases	600/8		
2. Increase (-); Decrease (+) in stocks	609		
B. Services and other goods	61	1 282 640,35	1 220 197,78
C. Remuneration, social security costs and pensions (note XII, C2)	62	1 458 560,57	1 436 630,49
D. Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	630		
E. Increase (+) ; Decrease (-) in amounts written off stocks, contracts in progress and trade debtors (note XII, D)	631/4		
F. Increase (+); Decrease (-) in provisions for liabilities and charges (notes XII, C3 and E)	635/7		
G. Other operating charges (note XII, F)	640/8	3 653,55	335,00
H. Operating charges capitalised as reorganization costs (-)	649		
III. Operating profit (+)	70/64		
Operating loss (-)	64/70	(448 817,48)	(395 500,40)
IV. Financial income	75	311 760,18	430 157,33
A. Income from financial fixed assets	750		
B. Income from current assets	751	300 283,15	419 365,65
C. Other financial income (note XIII, A)	752/9	11 477,03	10 791,68
V. Financial charges (-)	65	(80 999,06)	(21 150,87)
A. Interest and other debt charges (notes XIII, B and C)	650	73 600,19	9 641,74
B. Increase (+); Decrease (-) in amounts written off current assets other than mentioned under II.E. (note XIII, D)	651		
C. Other financial charges (note XIII, E)	652/9	7 398,87	11 509,13
VI. Profit on ordinary activities before taxes (+)	70/65		13 506,06
Loss on ordinary activities before taxes (-)	65/70	(218 056,36)	

2. INCOME STATEMENT *(continued)*

(presentation in vertical form)

	Codes	Period	Preceding period
I. Profit on ordinary activities before taxes ..... (+)	(70/65)		13 506,06
Loss on ordinary activities before taxes ..... (-)	(65/70)	(218 056,36)	
I. Exceptionnel income	76		
A. Adjustments to depreciation of and to other amounts written off intangible and tangible fixed assets	760		
B. Adjustments to amounts written off financial fixed assets	761		
C. Adjustments to provisions for extraordinary liabilities and charges	762		
D. Gain on disposal of fixed assets	763		
E. Other exceptionnel income (note XIV, A)	764/9		
I. Extraordinary charges ..... (-)	66		
A. Extraordinary depreciation of and extraordinary amounts written off formation expenses, intangible and tangible fixed assets	660		
B. Amounts written off financial fixed assets	661		
C. Provisions for extraordinary liabilities and charges (increase +, decrease -)	662		
D. Loss on disposal of fixed assets	663		
E. Other extraordinary charges (note XIV, B)	664/8		
F. Extraordinary charges capitalised as reorganization costs ..... (-)	669		
:. Profits for the period before taxes ..... (+)	70/66		13 506,06
Loss for the period before taxes ..... (-)	66/70	(218 056,36)	
bis. A. Transfer from deferred taxation ..... (+)	780		
B. Transfer to deferred taxation ..... (-)	680		
K. Income taxes ..... (-) (+)	67/77	(69 925,81)	
A. Income taxes (note XV) ..... (-)	670/3	(69 925,81)	
B. Adjustment of income taxes and write-back of tax provisions	77		
I. Profit for the period ..... (+)	70/67		13 506,06
Loss for the period ..... (-)	67/70	(287 982,17)	
II. Transfer from untaxed reserve ..... (+)	789		
Transfer to untaxed reserve ..... (-)	689		
II. Profit for the period available for appropriation (+)	(70/68)		13 506,06
Loss for the period available for appropriation (-)	(68/70)	(287 982,17)	

APPROPRIATION ACCOUNT

	Codes	Period	Preceding period
A. Profit to be appropriated	70/69	8.566.007,45	8.927.769,02
Loss to be appropriated (-)	69/70		
1. Profit for the period available for appropriation	70/68		13.506,06
Loss for the period available for appropriation (-)	68/70	(287.982,17)	
2. Profit brought forward	790	8.853.989,62	8.914.262,96
Loss brought forward (-)	690		
B. Transfers from capital and reserves	791/2		
1. from capital and share premium account	791		
2. from reserves	792		
C. Transfers to capital and reserves (-)	691/2		
1. to capital and share premium account	691		
2. to legal reserve	6920		
3. to other reserves	6921		
D. Result to be carried forward			
1. Profit to be carried forward (-)	693	(8.434.062,20)	(8.853.989,62)
2. Loss to be carried forward	793		
E. Shareholders' contribution in respect of losses	794		
F. Distribution of profit (-)	694/6	(131.945,25)	(73.779,40)
1. Dividends	694		
2. Directors' emoluments	695		
3. Other allocations	696	131.945,25	73.779,40

3. NOTES

	Codes	Amounts
I. STATEMENT OF FORMATION EXPENSES (heading 20 of assets)		
Net book value at the end of the preceding period	8001	
Movements during the period :		
. New expenses incurred	8002	
. Depreciation (-)	8003	
. Other (+) (-)	8004	
Net book value at the end of the period	8005	
Detailing : - Expenses of formation or capital increase, loan issue expenses and other formation expenses	200/2	
- Reorganization costs	204	

STATEMENT OF TANGIBLE FIXED ASSETS
(headings 22/27 of assets)

	Codes	1. Land and buildings *(heading 22)*	2. Plant,machinery and equipment *(heading 23)*	3. Furniture and vehicles *(heading 24)*
) ACQUISITION COST				
At the end of the preceding period	815	614 987,49		
Movements during the period :				
. Acquisitions, including produced fixed assets	816			
. Sales and disposals (-)	817			
. Transfers from one heading to another (+)(-)	818			
At the end of the period	819	614 987,49		
) REVALUATION SURPLUSES				
At the end of the preceding period	820			
Movements during the period :				
. Recorded	821			
. Acquisitions from third parties	822			
. Reversals (-)	823			
. Transfers from one heading to another (+)(-)	824			
At the end of the period	825			
) DEPRECIATION AND AMOUNTS WRITTEN DOWN				
At the end of the preceding period	826			
Movements during the period :				
. Recorded	827			
. Written back as superfluous (-)	828			
. Acquisitions from third parties	829			
. Written down after sales and disposals (-)	830			
. Transfers from one heading to another (+)(-)	831			
At the end of the period	832			
) NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)	833	614 987,49		

	Codes	4. Leasing and other similar rights *(heading 25)*	5. Other tangible assets *(heading 26)*	6. Assets under construction and advance payments *(heading 27)*
) ACQUISITION COST				
At the end of the preceding period	815			
Movements during the period :				
. Acquisitions, including produced fixed assets	816			
. Sales and disposals (-)	817			
. Transfers from one heading to another (+)(-)	818			
At the end of the period	819			
) REVALUATION SURPLUSES				
At the end of the preceding period	820			
Movements during the period :				
. Recorded	821			
. Acquisitions from third parties	822			
. Reversals (-)	823			
. Transfers from one heading to another (+)(-)	824			
At the end of the period	825			
) DEPRECIATION AND AMOUNTS WRITTEN DOWN				
At the end of the preceding period	826			
Movements during the period :				
. Recorded	827			
. Written back as superfluous (-)	828			
. Acquisitions from third parties	829			
. Written down after sales and disposals (-)	830			
. Transfers from one heading to another (+)(-)	831			
At the end of the period	832			
) NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)	833			
Whereof : . land and buildings	250			
. plant, machinery and equipment	251			

IV. STATEMENT OF FINANCIAL FIXED ASSETS (heading 28 of assets)

	Codes	Enterprises 1. affiliated	2. with participation link	3. others
1. Participating interests and shares		*(heading 280)*	*(heading 282)*	*(heading 284)*
a) **ACQUISITION COST**				
At the end of the preceding period	835	*19 752 581,11*		
Movements during the period :				
. Acquisitions	836	*54 527,08*		
. Sales and disposals (-)	837			
. Transfers from one heading to another (+)(-)	838			
At the end of the period	839	*19 807 108,19*		
b) **REVALUATION SURPLUSES**				
At the end of the preceding period	840			
Movements during the period :				
. Recorded	841			
. Acquisitions from third parties	842			
. Reversals (-)	843			
. Transfers from one heading to another (+)(-)	844			
At the end of the period	845			
c) **DEPRECIATION AND AMOUNTS WRITTEN DOWN**				
At the end of the preceding period	846			
Movements during the period :				
. Recorded	847			
. Written back as superfluous (-)	848			
. Acquisitions from third parties	849			
. Written down after sales and disposals (-)	850			
. Transfers from one heading to another (+)(-)	851			
At the end of the period	852			
d) **UNCALLED AMOUNTS**				
At the end of the preceding period	853			
Movements during the period (+)(-)	854			
At the end of the period	855			
NET BOOK VALUE AT THE END OF THE PERIOD (a)+(b)-(c)-(d)	856	*19 807 108,19*		
2. Amounts receivable		*(heading 281)*	*(heading 283)*	*(heading 285/8)*
NET BOOK VALUE AT THE END OF THE PRECEDING PERIOD	857			
Movements during the period :				
. Additions	858			
. Reimbursements (-)	859			
. Value adjustment entries (-)	860			
. Reversed value adjustments	861			
. Exchange differences (+)(-)	862			
. Other (+)(-)	863			
NET BOOK VALUE AT THE END OF THE PERIOD	864			
ACCUMULATED AMOUNTS WRITTEN OFF ON AMOUNTS RECEIVABLE AT THE END OF THE PERIOD	865			

A. PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER ENTERPRISES

t of both enterprises in which the enterprise holds a participating interest (recorded in the heading 280 and 282 of the assets), ɟ other enterprises in which the enterprise holds rights (recorded in the heading 284 and 51/53 of the assets) in the amount at least 10 % of the capital issued.

NAME, full address of the REGISTERED OFFICE and for an enterprise governed by Belgian law, the V.A.T.- or national number	Rights held by			Information from the most recent period for which annual accounts are available			
	the enterprise (directly)		subsidiaries	Annual accounts	Currency	Capital and reserves	Net result
	Number	%	%			(+) or (-) (in monetary units)	
'LC ICOS VISION SYSTEMS *ESPERANTOLAAN 8* *3001 Heverlee, BELGIUM* *BE 431.049.588*				*31/12/2004*	*EUR*	*38 386 353*	*12 465 973*
COMMON SHAREES	*52 245*	*100,00*					
ƆOS VISION SYSTEMS GMBH *BAJUWARENRING 21* *, GERMANY*				*31/12/2004*	*EUR*	*1 041 630*	*829 946*
COMMON SHARES		*100,00*					
ƆOS VISION SYSTEMS LIMITED *CONTAINER PORT ROAD 77-81* *KWAI CHUNG, N.T., HONG KONG*				*31/12/2004*	*HKD*	*133 395 427*	*79 597 531*
COMMON SHARES	*20 010 000*	*100,00*					
ƆOS VISION SYSTEMS PTE.LTD *TECH PLACE II BLOCK 5002* *02-12 ANG* *MO KIO AVE Box 5* *SINGAPORE 569871, SINGAPORE*				*31/12/2004*	*SGD*	*12 085 995*	*4 889 401*
COMMON SHARES	*5 000 000*	*100,00*					
ƆOS VISION SYSTEMS KOREA CO.LTD *RM 501-1, DEOKIN B/D,* *537-2* *YATAB-DONG,BUNDANG-* *SEONGNAM-SI, SOUTH KOREA*				*31/12/2004*	*KRW*	*128 300 244*	*53 300 244*
COMMON SHARES	*15 000*	*100,00*					

VI. INVESTMENTS : OTHER INVESTMENTS AND DEPOSITS (heading 51/53 of assets)

	Codes	Period	Preceding period
Shares	51		
Book value increased with the uncalled amount	8681		
Uncalled amount (-)	8682		
Fixed income securities	52		
issued by credit institutions	8684		
Term deposits with credits institutions	53	14 000 000,00	17 300 000,00
falling due :			
. less or equal to one month	8686	14 000 000,00	17 300 000,00
. between one month and one year	8687		
. over one year	8688		
Other investments not yet shown seperately	8689		

VII. DEFERRED CHARGES AND ACCRUED INCOME

	Period
Analysis of heading 490/1 of assets if the amount is significant.	
PREPAID EXPENSES	123 904,65
ACCRUED INCOME	2 189,44

VIII. STATEMENT OF CAPITAL

	Codes	Amounts	Number of shares
A. CAPITAL			
1. Issued capital (heading 100 of liabilities)			
- At the end of the preceding period	8700	3 659 878,53	xxxxxxxxxxxxxxxxxxxx
- Changes during the period :			
CAPITAL INCREASE DD 04/06/2004		5 600,00	16 000
CAPITAL INCREASE DD 16/12/2004		1 225,00	3 500
- At the end of the period	8701	3 666 703,53	xxxxxxxxxxxxxxxxxxxx
2. Structure of the capital			
2.1. Different categories of shares			
COMMON SHARES		3 666 703,53	10 527 310
2.2. Registered shares and bearer shares			
Registered	8702	xxxxxxxxxxxxxxxxxxxx	10 527 310
Bearer	8703	xxxxxxxxxxxxxxxxxxxx	

I. STATEMENT OF CAPITAL (continued)

	Codes	1. Uncalled capital (heading 101)	2. Called, but unpaid amount
B. UNPAID CAPITAL			
Shareholders having yet to pay up in full			
(continued if need be on page)			
TOTAL	871		
		1. Amount of capital	2. Number of shares
C. OWN SHARES held by			
- the company itself	872		
- its subsidiaries	873		
D. COMMITMENTS TO ISSUE SHARES			
1. Following the exercising of CONVERSION RIGHTS			
. Amount of outstanding convertible loans	8740		
. Amount of capital to be issued	8741		
. Maximum number of shares to be issued	8742		
2. Following the exercising of SUBSCRIPTION RIGHTS			
. Number of outstanding subscription rights	8745		
. Amount of capital to be issued	8746		
. Maximum number of shares to be issued	8747		
E. AMOUNT OF AUTHORIZED CAPITAL, NOT ISSUED	8751	***3 653 053,53***	
		1. Number of shares	2. Voting right attached thereto
F. SHARES ISSUED, NOT REPRESENTING CAPITAL	876		
Whereof : - held by the company itself	877		
- held by its subsidiaries	878		

G. STRUCTURE OF SHAREHOLDINGS OF THE ENTERPRISE AT YEAR-END CLOSING DATE, as it appears from the statements received by the enterprise : see page

PROVISIONS FOR OTHER LIABILITIES AND CHARGES

	Period
Analysis of heading 163/5 of liabilities if the amount is material.	

X. STATEMENT OF AMOUNTS PAYABLE

A. ANALYSIS BY CURRENT PORTIONS OF AMOUNTS INITIALLY PAYABLE AFTER MORE THAN ONE YEAR

	Codes	AMOUNTS PAYABLE CURRENT PORTION		
		1. not more than one year (heading 42)	2. between one and five years (heading 17)	3. over five years (heading 17)
Financial debts	880	42 141,90		
1. Subordinated loans	881			
2. Unsubordinated debentures	882			
3. Leasing and other similar obligations	883			
4. Credit institutions	884	42 141,90		
5. Other loans	885			
Trade debts	886			
1. Suppliers	887			
2. Bills of exchange payable	888			
Advances received on contracts in progress	889			
Other amounts payable	890			
TOTAL	891	42 141,90		

B. AMOUNTS PAYABLE

(headings 17 and 42/48 of liabilities)

	Codes	AMOUNTS PAYABLE (OR THE PORTION THEREOF) GUARANTEED BY 1. Belgian public authorities	2. Real guarantees given or irrevocably promised by the enterprise on its own assets
Financial debts	892		
1. Subordinated loans	893		
2. Unsubordinated debentures	894		
3. Leasing and other similar obligations	895		
4. Credit institutions	896		
5. Other loans	897		
Trade debts	898		
1. Suppliers	899		
2. Bills of exchange payable	900		
Advances received on contracts in progress	901		
Taxes, remuneration and social security	902		
1. Taxes	903	xxxxxxxxxxxxxxxxxx	
2. Remuneration and social security	904		
Other amounts payable	905		
TOTAL	906		

C. AMOUNTS PAYABLE FOR TAXES, REMUNERATION AND SOCIAL SECURITY

	Codes	Period
1. **Taxes** (heading 450/3 of the liabilities)		
a) **Expired** taxes payable	9072	
b) Non expired taxes payable	9073	149.594,73
c) Estimated taxes payable	450	
2. **Remuneration and social security** (heading 454/9 of liabilities)		
a) Amounts **due** to National Office of Social Security	9076	
b) Other amounts payable relating to remuneration and social security	9077	213 943,04

. ACCRUED CHARGES AND DEFERRED INCOME

	Period
Analysis of the heading 492/3 of liabilities if the amount is material.	
ACCRUED EXPENSES	*7.626,40*

. OPERATING RESULTS

A. NET TURNOVER (heading 70)

Broken down by categories of activity and into geographical markets and **given as annexe to the standard form,** insofar as, taking account of the manner in which the sale of products and the provision of services falling within the enterprise's ordinary activities are organized, these categories and markets differ substantially one from another.

	Codes	Period	Preceding period
B. OTHER OPERATING INCOME (heading 74)			
Whereof : the total amount of subsidies and compensatory amounts obtained from public authorities	740		
C1. EMPLOYEES RECORDED IN THE PERSONNEL REGISTER			
a) Total number at the closing date	9086	*22*	*21*
b) Average number of employees in full-time equivalents	9087	*20,2*	*18,7*
c) Number of actual working hours	9088	*33.887*	*32.527*
C2. PERSONNEL CHARGES (heading 62)			
a) Remuneration and direct social benefits	620	*1.099.456,44*	*1.071.038,58*
b) Employers' contribution for social security	621	*319.270,77*	*304.631,49*
c) Employers' premium for extra statutory insurance	622	*14.963,58*	*15.288,54*
d) Other personnel charges	623	*24.869,78*	*45.671,88*
e) Pensions	624		
C3. PROVISIONS FOR PENSIONS (included in heading 635/7)			
Increase (+); decrease (-)	635		
D. AMOUNTS WRITTEN OFF (heading 631/4)			
1. Stocks and contracts in progress			
. recorded	9110		
. write back (-)	9111		
2. Trade debtors			
. recorded	9112		
. write back (-)	9113		
E. PROVISIONS FOR LIABILITIES AND CHARGES (heading 635/7)			
Increases	9115		
Decreases (-)	9116		
F. OTHER OPERATING CHARGES (heading 640/8)			
Taxes related to operations	640		
Other charges	641/8	*3.653,55*	*335,00*
G. TEMPORARY PERSONNEL AND PERSONS PLACED AT THE DISPOSAL OF THE ENTERPRISE			
1. Total number at the closing date	9096		*1*
2. Average number of employees in full-time equivalents	9097	*0,9*	*1,1*
Number of actual working hours	9098	*1.651*	*1.853*
Charges to the enterprise	617	*59.097,75*	*67.993,10*

XIII. FINANCIAL RESULTS

	Codes	Period	Preceding period
A. OTHER FINANCIAL INCOME (heading 752/9)			
Amount of subsidies granted by public authorities, credited to income for the period			
- capital subsidies	9125		
- interest subsidies	9126		
Detail of other financial income classified under this heading, if material.			
FOREIGN EXCHANGE GAINS		*11.477,03*	*10.791,68*
B. AMOUNTS WRITTEN DOWN LOAN ISSUE EXPENSES AND REIMBURSEMENT PREMIUMS	6501		
C. CAPITALISED INTERESTS	6503		
D. VALUE ADJUSTMENTS TO CURRENT ASSETS (heading 651)			
Entries	6510		
Reversals (-)	6511		
E. OTHER FINANCIAL CHARGES (heading 652/9)			
Amount of the discount borne by the enterprise, as a result of negotiating amounts receivable	653		
PROVISIONS OF A FINANCIAL NATURE :			
. formed	6560		
. used and reversed (-)	6561		
Analysis of other charges included under this heading, if material.			
BANK CHARGES		*987,63*	*976,76*
FOREIGN EXCHANGE LOSSES		*6.411,24*	*10.482,80*

XIV. EXTRAORDINARY RESULTS

	Codes	Period
A. Analysis of OTHER EXCEPTIONNEL INCOME (heading 764/9), **if material.**		
B. Analysis of OTHER EXTRAORDINARY CHARGES (heading 664/8), **if material.**		

XV. INCOME TAXES

	Codes	Period
A. ANALYSIS OF HEADING 670/3		
1. Income taxes of the current period :	9134	*44.848,19*
a. Taxes and withholding taxes due or paid	9135	*45.953,91*
b. Excess of income tax prepayments and withholding taxes capitalised (-)	9136	(*1.105,72*)
c. Estimated additional charges for income taxes (included in heading 450/3 of liabilities)	9137	
2. Income taxes on previous periods :	9138	*25.077,62*
a. Additional charges for income taxes due or paid	9139	*25.077,62*
b. Additional charges for income taxes (included in heading 450/3 of liabilities) estimated or provided for (included in heading 161 of liabilities)	9140	

V. INCOME TAXES (continued)

B. IN SO FAR AS TAXES OF THE CURRENT PERIOD ARE MATERIALLY AFFECTED BY DIFFERENCES BETWEEN THE PROFIT BEFORE TAXES as stated in the annual accounts and **THE ESTIMATED TAXABLE PROFIT** the main source for such differences with special mention of timing differences.

	Period

C. AN INDICATION OF THE EFFECT OF EXTRAORDINARY RESULTS ON THE AMOUNT OF INCOME TAXES RELATING TO THE CURRENT PERIOD

	Codes	Period
D. STATUS OF DEFERRED TAXES (to the extent that it is important for the purpose of assessing the financial position of the enterprise)		
1. Beneficial deferred taxes	9141	893.005,68
- Accumulated tax losses deductible from future taxable profits	9142	893.005,68
2. Deferred taxes	9144	

VI. OTHER TAXES AND TAXES BORNE BY THIRD PARTIES

	Codes	Period	Preceding period
A. The total amount of value added tax, turnover taxes and special taxes charged during the period :			
1. to the enterprise (deductible)	9145	198.169,01	216.980,65
2. by the enterprise	9146	571.816,63	574.706,57
B. Amounts retained on behalf of third parties for :			
1. payroll withholding taxes	9147	336.298,39	325.415,12
2. withholding taxes on investment income	9148	28.675,00	16.034,11

VII. RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET

	Codes	Period
Personal guarantees, given or irrevocably promised by the enterprise, as security parties' debts or commitments	9149	
Whereof :		
. Outstanding bills of exchange endorsed by the enterprise	9150	
. Bills drawn or guaranteed by the enterprise and other parties' debts	9151	
. Maximum amount for which other debts or commitments of third parties are guaranteed by the enterprise	9153	

XVII. RIGHTS AND COMMITMENTS NOT ACCRUED IN THE BALANCE SHEET (continued)

If there is a supplement retirement or survivors' pension plan in favor of the personnel or the executives of the enterprise, a brief description of such plan and of the measures taken by the enterprise to cover the resulting charges

	Code	Period
Pensions funded by the enterprise :		
. estimated amount of its commitments resulting from past services	9220	

. methods of estimation

XVIII. RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS :

see page C 20.

XIX. FINANCIAL RELATIONSHIPS WITH

A. DIRECTORS AND MANAGERS

B. INDIVIDUALS OR CORPORATE BODIES WHO CONTROLL THE ENTERPRISE DIRECTLY OR INDIRECTLY BUT WHO ARE NOT AFFILIATED ENTERPRISES

C. OTHER ENTERPRISES CONTROLLED DIRECTLY OR INDIRECTLY BY THE SUB B. MENTIONED PERSONS

	Codes	Period
1. Amounts receivable from them	9500	
2. Amount of guarantees given on their behalf	9501	
3. Other significant commitments undertaken in their favour	9502	

Main conditions concerning the headings 9500, 9501 and 9502.

	Codes	Period
4. The amount of direct and indirect remuneration and pensions, included in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single identifiable person:		
- to the directors and managers	9503	57.000,00
- to the past directors and past managers	9504	

II. RELATIONSHIPS WITH AFFILIATED ENTERPRISES AND ENTERPRISES LINKED BY PARTICIPATING INTERESTS

	Codes	1. AFFILIATED ENTERPRISES		2. ENTERPRISES LINKED BY PARTICIPATION	
		Period	Preceding period	Period	Preceding period
FINANCIAL FIXED ASSETS	925	19 807 108,19	19 752 581,11		
investments	926	19 807 108,19	19 752 581,11		
amounts receivable :					
subordinated	927				
others	928				
AMOUNTS RECEIVABLE	929				
after one year	930				
within one year	931				
CURRENT INVESTMENTS	932				
shares	933				
amount receivable	934				
AMOUNT PAYABLE	935	23 824,24	2 810 188,59		
after one year	936				
within one year	937	23 824,24	2 810 188,59		

	Codes	AFFILIATED ENTERPRISES	
		Period	Preceding period
- **PERSONAL AND REAL GUARANTEES,** given or irrevocably promised by the enterprise, as security of debts or commitments of affiliated enterprises	9381		
- **PERSONAL AND REAL GUARANTEES,** given or irrevocably promised by affiliated enterprises as security of debts or commitments of the enterprise	9391		
OTHER SUBSTANTIAL FINANCIAL COMMITMENTS	9401		
FINANCIAL RESULTS			
from financial fixed assets	9421		
from current assets	9431		
other financial income	9441		
from interest and debts	9461	66 826,75	
other financial charges	9471		
GAINS AND LOSSES ON DISPOSAL OF FIXED ASSETS			
realised capital gains	9481		
realised decreased values	9491		

STATEMENT ON CONSOLIDATED ACCOUNTS

A. **Information to disclose by every enterprise that is subject to the provision of Company Law on the consolidated accounts of enterprises**

The enterprise

. has prepared and published consolidated accounts and a consolidated report : YES / ~~NO~~ [1]

. hasn't prepared neither consolidated accounts nor a consolidated report for one out of following reasons:

a. The enterprise and its subsidiaries on consolidated basis exceed not more than one of the limits mentioned in art.16 of Company Law : YES / NO [1]

b. The enterprise itself is a subsidiary of an enterprise which does prepare and publish consolidated accounts in which annual accounts of the enterprise are included: YES / NO [1]

If yes :

. *Justification of the compliance with all conditions for exemption set out in art. 113, par. 2 and 3 of Company Law :*

. Name, full address of the registered office and, for an enterprise governed by Belgian Law, the V.A.T. or national number of the parent company preparing and publishing the consolidated accounts required :

B. **Information to disclose by the reporting enterprise being a subsidiary or a joint subsidiary**

. Name, full address of the registered office and, for an enterprise governed by Belgian Law, the V.A.T.- or national number of the parent company(ies) and the specification whether the parent company(ies) prepare(s) and publish(es) consolidated accounts in which the annual accounts of the enterprise are included [2] :

. If the parent company(ies) is (are) (an) enterprise(s) governed by foreign law disclose where the consolidated accounts can be obtained [2]:

1 Delete where not appropriate.

2 Where the accounts of the enterprise are consolidated at different levels, the information should be given for the consolidated aggregate at the highest level on the one hand and the lowest level on the other hand of which the enterprise is a subsidiary and for which consolidated accounts are prepared and published.

4. SOCIAL REPORT

mbers of joint industrial committees which are competent for the enterprise : 100.00 218.00

STATEMENT OF THE PERSONS EMPLOYED

EMPLOYEES RECORDED IN THE PERSONNEL REGISTER

During the financial period and during the preceding financial period	Codes	1. Full-time (period)	2. Part-time (period)	3. Total (T) or total full-time equivalents (FTE) (period)	4. Total (T) or total full-time equivalents (FTE) (preceding period)
erage number of employees	100	19,0	1,5	20,2 (FTE)	18,7 (FTE)
mber of actual working hours	101	31.730	2.157	33.887 (T)	32.527 (T)
rsonnel charges	102	1.377.042,55	81.518,02	1.458.560,57 (T)	1.436.630,49 (T)
iount of the benefits addition to wages	103	xxxxxxxxxxxxxxxxxx	xxxxxxxxxxxxxxxxxx	(T)	(T)

As at the closing date of the financial period	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
Number of employees recorded in the personnel register	105	21	1	21,8
By nature of the employment contract				
Contract of unlimited duration	110	20	1	20,8
Contract of limited duration	111	1		1,0
Contract regarding a specific work	112			
Contract regarding substitution	113			
By sex				
Male	120	14		14,0
Female	121	7	1	7,8
By professional category				
Management personnel	130			
Employees	134	21	1	21,8
Workers	132			
Other	133			

TEMPORARY PERSONNEL AND PERSONS PLACED AT THE DISPOSAL OF THE ENTERPRISE

ıring the financial period	Codes	1. Temporary personnel	2. Persons placed at the disposal of the enterprise
'erage number of personnel employed	150	0,9	
ımber of actual working hours	151	1.651	
ıarges to the enterprise	152	59.097,75	

II. LIST OF PERSONNEL MOVEMENTS DURING THE FINANCIAL PERIOD

A. ENTRANTS

	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employed persons recorded in the personnel register during the financial period	205	8		8,0
b. By nature of the employment contract				
Contract of unlimited duration	210	4		4,0
Contract of limited duration	211	4		4,0
Contract regarding a specific work	212			
Contract regarding substitution	213			
c. By sex and level of education				
Male : primary education	220			
secondary education	221			
higher non-university education	222	3		3,0
university education	223	2		2,0
Female : primary education	230			
secondary education	231	1		1,0
higher non-university education	232	2		2,0
university education	233			

B. LEAVERS

	Codes	1. Full-time	2. Part-time	3. Total of full-time equivalents
a. Number of employed persons of which the date of termination of the contracts has been recorded in the personnel register during the financial period	305	6	1	6,9
b. By nature of the employment contract				
Contract of unlimited duration	310	3	1	3,9
Contract of limited duration	311	3		3,0
Contract regarding a specific work	312			
Contract regarding substitution	313			
c. By sex and level of education				
Male : primary education	320			
secondary education	321			
higher non-university education	322	3		3,0
university education	323	2		2,0
Female : primary education	330			
secondary education	331	1	1	1,9
higher non-university education	332			
university education	333			
d. By reason of termination of contract				
Pension	340			
Prepension	341			
Dismissal	342	1		1,0
Other reason	343	5	1	5,9
Of which: number of former employees who continued rendering services to the enterprise at least on a part-time basis in the capacity of self-employed person	350			

I. STATEMENT CONCERNING THE IMPLEMENTATION OF MEASURES STIMULATING EMPLOYMENT DURING THE FINANCIAL PERIOD

IEASURES STIMULATING EMPLOYMENT	Codes	Number of employed persons involved		3. Amount of the financial profit
		1. Number	2. In full-time equivalents	
. Measures generating financial profit*				
.1. Incentive plan for recruiting job-seekers who belong to high-risk groups	414			
.2. Conventional part-time prepension	411			
.3. Full career interruption	412			
.4. Reduction of job performance (part-time career interruption)	413			
.5. Social Maribel	415			
.6. Structural reduction of social security contributions	416	24	23,8	34 290,00
.7. Staging post programmes	417			
.8. Service jobs	418			
.9. Contracts : work - vocational training	503			
.10. Apprenticeship contract	504			
.11. Initial job agreement	419			
:. Other measures				
:.1. Training period for junior employees	502			
:.2 Successive employment contracts of limited duration	505			
:.3. Conventional prepension	506			
:.4. Reduction of employee's social security contribution regarding low-wage workers	507	1	1,0	

Iumber of employees involved in one or more neasures stimulating employment :

	Codes	1. Number	2. In full-time equivalents
- total for the financial period	550	24	23,8
- total for the previous financial period	560	24	23,5

V. INFORMATION ON VOCATIONAL TRAINING FOR EMPLOYED PERSONS DURING THE FINANCIAL PERIOD

Total of training initiatives at the expense of the employer	Codes	Male	Codes	Female
1. Number of employees	5801		5811	
2. Number of training hours	5802		5812	
3. Charges to enterprise	5803		5813	

/. INFORMATION ON EDUCATIONAL OR TUTORIAL ACTIVITIES OF EMPLOYEES IN COMPLIANCE WITH THE LAW OF SEPTEMBER 5TH 2001 CONCERNING THE IMPROVEMENT OF EMPLOYMENT RATE

Educational or tutorial activities	Codes	Male	Codes	Female
1. Number of employees practising	5804		5814	
2. Number of hours spent on these activities	5805		5815	
3. Number of employees attending these activities	5806		5816	

* Financial benefit to the employer regarding the incumbent or his substitute.

KPMG

KPMG Bedrijfsrevisoren
Ilgatlaan 7
3500 Hasselt
België

Tel. +32 11 28 66 10
Fax +32 11 28 66 19
www.kpmg.be

Report of the Statutory Auditor (Commissaire/Commissaris) for the year ended December 31, 2004 submitted to the general shareholders' meeting of Icos Vision Systems Corporation N.V.

(FREE TRANSLATION OF UNQUALIFIED STATUTORY AUDITOR'S REPORT ORIGINALLY PREPARED IN DUTCH)

In accordance with legal and statutory requirements, we are reporting to you on the completion of the mandate, which you have entrusted to us.

We have audited the financial statements as of and for the year ended December 31, 2004 with a balance sheet total of EUR 35.069.372,26 and a loss for the year of EUR 287.982,17. These financial statements have been prepared under the responsibility of the Board of Directors of the Company. In addition we have carried out the specific additional audit procedures required by the Company law.

Unqualified audit opinion on the financial statements

We conducted our audit in accordance with the standards of the "Institut des Reviseurs d'Entreprises-Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to financial statements in Belgium.

In accordance with these standards we have considered the Company's administrative and accounting organisation as well as its internal control procedures. The Company's management have provided us with all explanations and information, which we required for our audit. We examined, on a test basis, evidence supporting the amounts in the financial statements. We assessed the accounting policies used and significant accounting estimates made by the Company, as well as the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the prevailing legal and regulatory requirements, the financial statements present fairly the Company's net worth and financial position as of December 31, 2004 and the results of its operations for the year then ended and the disclosures made in the notes to the financial statements are adequate.

Additional statements and information

As required by generally accepted auditing standards the following additional statements and information are provided. These additional statements and information do not alter our audit opinion on the financial statements.

- The directors' report contains the information required by law and is consistent with the financial statements.
- The appropriation of results proposed to the general meeting complies with the legal and statutory provisions.
- There are no transactions undertaken or decisions taken in violation of the Company's statutes or Company Law, which we have to report to you.
- Without prejudice to certain formal aspects of minor importance, the accounting records are maintained and the financial statements have been prepared in accordance with the applicable Belgian legal and regulatory requirements.
- In accordance with article 523 of the Company Law, the Board of Directors have informed you in their directors' report of a conflict of interest with one of its directors in connection with the Board of Director's decision on May 13, 2004, with respect to on the one hand a proposal for approval of issuance of a 'F-3 statement' concerning the placement of existing shares held by the respective director and on the other hand the proposal for approval of a draft agreement with a U.S. based investment banker for assistance in connection with the placement referred to above. The financial consequences for the Company are in essence that the Company will bear all costs associated with the preparation and the filing of the aforementioned 'F-3 statement' with the Securities and Exchange Commission (SEC) in the United States of America as well as the costs, up to a maximum of USD 25.000, incurred by the U.S. based investment banker with respect to the transaction referred to above. Furthermore, the Company, jointly with the selling shareholder, will enter into an indemnification agreement with the U.S. based investment banker, which implies that the Company will indemnify the U.S. based investment banker with respect to certain losses, damages, claims, and liabilities incurred by the U.S. based investment banker in connection with the aforementioned transaction.

Klynveld Peat Marwick Goerdeler Bedrijfsrevisoren - Reviseurs d'Entreprises
Statutory Auditor
represented by

Jos Briers

Heverlee, February 16, 2005